03034967

Willow Grove Bancorp, Inc.

Annual Report 2003

PRE
6-30-03
0-49706
OCT 10 2003
ARS



PROCESSED
OCT 14 2003
THOMSON
FINANCIAL

Willow Grove Bank...

your partner for a lifetime.



I'll never forget getting my first ***passbook account*** *at Willow Grove Bank.*

I was six years old and could barely reach the counter. I remember the bank teller, too...she had such a warm smile.

My first ***deposit*** *with the money I saved from my lemonade stand and helping my big brother deliver newspapers was a proud and important day. I brought in my piggy bank and they opened it, counted what seemed like a fortune, and entered the total amount in my savings passbook.*

That was the happy beginning of a lifetime relationship being a Willow Grove Bank customer.

Contents

Financial Highlights

	At June 30,				
	2003	2002	2001	2000	1999
	(Dollars in thousands, except per share data)				
Total assets	**$ 845,124**	$ 759,806	$ 625,148	$ 560,123	$ 472,039
Loans receivable, net	**413,799**	443,855	454,199	424,940	374,584
Deposits	**586,643**	529,752	497,030	452,857	390,681
Total stockholders' equity	**117,130**	124,369	60,357	60,643	58,442
Net interest income	**27,699**	23,355	20,069	19,524	15,851
Net income	**7,489**	5,551	157	4,843	3,633
Return on average assets	**0.93%**	0.83%	0.03%	0.93%	0.84%
Interest rate margin (1)	**3.55%**	3.61%	3.46%	3.83%	3.76%
Tangible equity to end of period assets	**13.52%**	15.97%	9.45%	10.55%	11.97%

(1) This represents net interest income as a percentage of average interest-earning assets


472.0
560.1
625.1
759.8
845.1
'99 '00 '01 '02 '03

Asset Growth


374.6
424.9
454.2
443.9
413.8
'99 '00 '01 '02 '03

Loan Growth


390.7
452.9
497.0
529.8
586.6
'99 '00 '01 '02 '03

Deposit Growth



Loan Portfolio

- *31.4% Single-family mortgages*
- *37.1% Multi-family and commercial real estate mortgages*
- *17.4% Home equity loans*
- *4.9% Commercial business loans*
- *8.6% Construction loans*
- *0.6% Consumer Loans*



Deposit Portfolio

- *51.1% Certificates of deposit*
- *14.7% Savings accounts*
- *11.9% Non-interest bearing checking*
- *8.8% Interest bearing checking*
- *13.5% Money market accounts*

Letter to Shareholders

A rewarding year of strong continued growth for Willow Grove Bank

We are proud to report a year of record asset, deposit and revenue growth. Despite a challenging economic climate, assets rose to $845 million, deposits to $587 million, earnings to $7.5 million and net loans totaled $414 million at June, 2003. The stock performance—appreciation and dividends—during this past year are, quite simply, a result of the cumulative impact of our daily performance. As we commence this new fiscal year, our compass is set to direct efforts toward growing our earnings per share and return on equity, and continuing the implementation of our business plan in order to position Willow Grove Bank for the future.

A Strategy for Growth

During Phase I of our three-year Strategic Business Plan, Willow Grove Bancorp, Inc. successfully completed its Plan of Conversion. Willow Grove Bancorp, Inc. remains the parent holding company of Willow Grove Bank.

Additionally, during the past year, we initiated the next phase of our business plan, which, I believe, will aid us in managing our strong capital position, and provide an opportunity to take additional steps toward enhanced growth and added value.

Highlights Include:

- The commencement of a Stock Repurchase Program of up to 10%, or 1.1 million shares of outstanding stock to be purchased in the open market over a one year period.
- As in the past, we increased our dividend payments by 25% from last fiscal year and introduced a Dividend Reinvestment and Stock Purchase Plan which provides shareholders an economical means of reinvesting their dividends, making additional cash purchases, and safekeeping their certificates
- Continued to expand existing relationships and attract new customers. In fiscal 2003, we opened approximately 12,500 accounts, welcomed approximately 3,000 new customers and provided approximately $280 million in funding to promote growth and development in our local communities
- Continued geographic expansion of our market presence by opening our 14th banking office in the Bustleton section of Northeast Philadelphia, and expanding hours of operation throughout the bank for the convenience of our customers and neighboring communities
- Continued to diversify our balance sheet in an ongoing effort to fully become a community bank
- Committed resources to an actionable research study to identify our need to grow bank-specific product categories, distinguish needs at life stages, and target those needs
- Established our newest banking service, Willow Grove Bank Insurance Agency LLC and trained key banking office personnel in selling fixed-rate annuities. We continue to offer alternative investment opportunities through FutureShare Financial LLC, a registered broker/dealer
- Made strategic additions to our staff by adding personnel with specific expertise, and invested in an internal training and mentoring system to enhance our services throughout the bank
- As part of our commitment to giving back to the communities we serve, we introduced sponsorship of a children's financial literacy program, held our First Annual Women's Finance & Investment Seminar, and provided funding for Everybody's Playground; the Visiting Nurses Association; the Free Clinic of Doylestown; Child, Home and Community; the North Penn Valley Boys & Girls Club, and many more

Making an Imprint in Our Community

For 94 years, Willow Grove Bank has had a valued place in our communities as an institution with unwavering dedication to customer service. We have enhanced our stellar reputation with generous and active involvement in and support of community programs. We respect that being good neighbors is just as important as being an outstanding service bank. The Willow Grove Foundation, to which we make regular contributions, and our Community Enrichment Program are part of our way of giving back to the communities we serve. We continue to be actively involved in charitable fundraising and community events.



Our Future Plans

As in the past, you can expect to see a consistency in the way we do business – our vision for the future remains unchanged. Six major areas are still the core of our business development strategy: 1) continuing to nurture our reputation by consistently providing unprecedented customer service, 2) continuing the geographic expansion of our market presence through acquisitions or by opening new branches, 3) emphasizing business banking operations with a goal of increasing lending to support small business, commercial real estate, construction, multi-family, traditional residential, and home equity borrowing, 4) consideration of opportunities to add new product lines in order to increase our non-interest income, 5) maintaining the highest possible asset quality, and 6) increasing core deposits.

"We respect that being good neighbors is just as important as being an outstanding service bank."

It's About How We Listen

The personality of Willow Grove Bank is unquestionably defined by these words: *honest, reliable, trustworthy, credible, stable, consistent.* We have earned this reputation because of how we treat our customers, employees, suppliers, and community...a philosophy of operation that stems from management ideals. We listen, we act, we help. We build lifetime relationships!

We can only sustain these lifetime relationships and continue in our mission of consistent, solid growth with the help and support of our shareholders, depositors, borrowers, communities, directors, officers, and employees. To each of you, our family of "Stakeholders", I extend my personal thanks.

Sincerely,

Frederick A. Marcell Jr.
President and CEO

College would not have been possible *if my parents hadn't set up a* **savings fund** *with Willow Grove Bank. The bank helped them with a plan, when I was just an infant, to be sure that my education would be financially secure. They spent a lot of time with my parents working out the details to make it easier for them.*

I opened a **checking account** *and added to my own savings account with money earned working part time during school semesters and summers. I sure did make use of the* **ATM** *...it was such a convenient way to get cash in a hurry. And, of course, I was always short of cash.*

A Willow Grove Bank sign meant that help was close by.


PENN STATE

This was an exciting time in my life.

My wife and I just had our second daughter but realized that our apartment wasn't going to handle two lively young girls, so I bit the bullet and we purchased our first home. I turned to Willow Grove Bank and they arranged for our mortgage *at a great rate that we could afford. Of course, following my parents' example, we had already set up our daughters' college fund.*



Several years later, I had started my own construction business working out of our home but I had dreams of growing. I desperately needed help to take the next step and met with my representative at Willow Grove Bank. First, she put me at ease...told me I could borrow against the equity *in our home, then she set me on the right track with proper financing of my business. To keep everything together I opened a* business checking account. *Willow Grove Bank and I had become loyal friends.*

Those long hours, the hard work, and satisfying my customers really did pay off.

My business expanded and I became a real estate developer of residential homes and small office buildings. Over the years, I continued my close, longtime personal relationship with Willow Grove Bank. They helped me with the commercial loans I needed with each new development and for renovations on some of my older properties. I thought I was pretty savvy about business loans and Lines of credit by then, but they made the process quick and easy. And I sure couldn't beat the friendly service. My business life was also made easier by being able to bank online anytime, at my convenience.



You know, one thing has been consistent...the comfortable feeling of always knowing they really care about me and my business.

My wife and I always knew we had to plan for our future in advance, so we arranged to meet with Willow Grove Bank for a free consultation. It was quite an enlightening experience. They guided us through alternative investments with tax advantages and a higher return potential. Even though I'm pretty aware of the financial opportunities out there, they recommended a variety of flexible and varied methods to give us guaranteed income during our retirement. Now with their help, we continue to work together and feel secure about our future.

It's been a good ride. My daughters have both graduated from college...one on her way to medical school. They've joined the Willow Grove Bank family, too, because we all place a lot of value on the feeling of trust. In fact, today I'm a stockholder in Willow Grove Bancorp, Inc.

I guess you'd say Willow Grove Bank and I are lifetime partners – and it's a great relationship!



Investing In The Spirit of our Community


Party's Here!








Willow Grove Bank


The Heart of


Selected Financial Condition Data

(Dollars in thousands)	At June 30, 2003	2002	2001	2000	1999
Total assets	$845,124	$759,806	$625,148	$560,123	$472,039
Cash and cash equivalents	98,040	31,986	22,209	14,681	4,889
Securities held to maturity	17,320	13,973	-	-	-
Securities available for sale	291,885	254,687	130,358	70,577	80,055
Loans held for sale	5,293	1,574	2,644	35,753	-
Loans receivable, net	413,799	443,855	454,199	424,940	374,584
Deposits	586,643	529,752	497,030	452,857	390,681
Borrowings	132,557	97,824	59,885	37,517	14,986
Total stockholders' equity	117,130	124,369	60,357	60,643	58,442

Selected Operating Data

(Dollars in thousands, except per share data)	For the year ended June 30, 2003	2002	2001	2000	1999
Interest income	$ 46,445	$ 44,818	$ 44,285	$ 38,893	$ 32,015
Interest expense	18,746	21,463	24,216	19,369	16,164
Net interest income	27,699	23,355	20,069	19,524	15,851
Provision for loan losses	1,034	1,212	7,856	706	531
Net interest income after provision for loan losses	26,665	22,143	12,213	18,818	15,320
Non-interest income	3,492	2,461	1,787	1,102	1,009
Non-interest expense	19,058	16,319	13,875	12,076	10,652
Income before income taxes	11,099	8,285	125	7,844	5,677
Income tax expense (benefit)	3,610	2,734	(32)	3,001	2,044
Net income	7,489	5,551	157	4,843	3,633
Earnings per share - diluted [1] [2]	$ 0.71	$ 0.52	$ 0.01	$ 0.43	$ 0.20
Earnings per share - basic [1] [2]	0.75	0.53	0.01	0.43	0.20
Cash dividends declared per share [1]	0.30	0.24	0.19	0.16	0.04
Dividend payout ratio [2] [3] [4]	45.02%	45.22%	n/m	36.68%	11.34%

Ratios

	At or for the year ended June 30, 2003	2002	2001	2000	1999
Return on average assets	0.93%	0.82%	0.03%	0.93%	0.84%
Return on average equity	6.10	7.53	0.25	8.09	7.63
Average interest-earning assets to average interest-bearing liabilities	127.06	121.77	120.93	121.64	120.64
Interest rate spread [5]	2.91	2.89	2.59	3.00	2.97
Interest rate margin [6]	3.55	3.61	3.46	3.83	3.76
Non-performing assets to total assets [7]	0.48	0.76	0.83	22.00	0.23
Allowance for loan losses to:					
Non-performing loans	143.88	81.57	83.25	310.91	293.82
Total loans less deferred fees	1.27	1.03	0.94	0.91	0.83
Average stockholders'equity to average assets	15.19	10.89	10.64	11.87	11.02
Tangible stockholders' equity to end of period assets	13.52	16.23	9.45	10.55	11.97
Total capital to risk-weighted assets [8]	19.61	20.40	14.99	15.71	18.10

(1) Data prior to April 3, 2002 has been adjusted for the 2.28019 exchange ratio in connection with the April 3, 2002 Reorganization and subscription offering.
(2) Earnings per share data prior to January 1, 1999 is not applicable.
(3) Data for June 30, 2001 is not meaningful.
(4) For the fiscal years 2002, 2001, 2000 and 1999 includes dividends waived by the Mutual Holding Company of $1.1 million, $1.2 million, $1.0 million and $225,000, respectively.
(5) The weighted average yield on interest-earning assets less the weighted average cost of interest-bearing liabilities.
(6) This represents net interest income as a percentage of average interest-earning assets.
(7) Non-performing assets equal non-accrual loans, troubled debt restructurings plus accruing loans 90 or more days past due and real estate owned.
(8) Bank only.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist in understanding our financial condition, and the results of operations for Willow Grove Bancorp, Inc., (the "Company") and its subsidiary Willow Grove Bank, (the "Bank") for the fiscal years ended June 30, 2003, 2002 and 2001. The information in this section should be read in conjunction with the Company's financial statements and the accompanying notes included elsewhere herein.

General

This Annual Report contains certain forward-looking statements and information based upon our beliefs as well as assumptions we have made. In addition, to those and other portions of this document, the words "anticipate," "believe," "estimate," "expect," "intend," "should," and similar expressions, or the negative thereof, as they relate to us are intended to identify forward-looking statements. Such statements reflect our current view with respect to future looking events and are subject to certain risks, uncertainties and assumptions. Factors that could cause future results to vary from current management expectations include, but are not limited to, general economic conditions, legislative and regulatory changes, hostilities involving the United States, monetary and fiscal policies of the federal government, changes in tax policies, rates and regulations of federal, state and local tax authorities, changes in interest rates, deposit flows, the cost of funds, demand for loan products, demand for financial services, competition, changes in the quality or composition of the Company's loan and investment portfolios, changes in accounting principles, policies or guidelines, and other economic, competitive, governmental and technological factors affecting our operations, markets, products, services and fees. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. We do not intend to update these forward-looking statements.

Our net income is primarily based upon our net interest income, which is the difference between the income earned on interest-earning assets and the interest paid on interest-bearing liabilities and the relative amount of our interest-earning assets to interest-earning liabilities. Non-interest income and expenses, the provision for loan losses and income tax expense also affect our results of operations.

Critical Accounting Policies

The following discussion and analysis of our financial condition and results of operations is based upon consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.

In management's opinion, the most critical accounting policies affecting our consolidated financial statements are:

1. *Evaluation of the allowance for loan losses.* The determination of the allowance for loan losses involves significant judgments and assumptions by management which may have a material impact on the carrying value of net loans and, potentially, on the amount of net income we recognize from period to period. For a description of the methods we use to determine our allowance for loan losses, see "Results of Operations – Provision for Loan Losses."

2. *Accrual and recognition of interest on loans.* These policies involve significant judgments and assumptions by management which may have a significant impact on the amount of interest income recognized from period to period. For a description of our policies for recognizing interest income on loans, see Note 1 (Summary of Significant Accounting Policies) of our consolidated financial statements at and for the fiscal year ended June 30, 2003.

3. *Realization of deferred income tax items.* We include in our other assets a "net deferred tax asset" which is an estimate of net deferred tax assets and deferred tax liabilities. These estimates involve significant judgments and assumptions by management which may have a material effect on the carrying value of this asset for financial reporting purposes. For a more detailed description of these items and estimates, see Note 8 (Income Taxes) to our audited consolidated financial statements at and for the fiscal year ended June 30, 2003.

The Notes to Consolidated Financial Statements identify other significant accounting policies used in the in the development and presentation of our financial statements. This discussion and analysis, the significant accounting policies and other financial statement disclosures identify and address key variables and other qualitative and quantitative factors that are necessary for an understanding and evaluation of the Company and its results of operations.

Changes in Financial Condition

General. Our total assets increased by $85.3 million, or 11.2%, to $845.1 million at June 30, 2003 compared to $759.8 million at June 30, 2002. This increase was primarily due to increases in cash and cash equivalents of $66.0 million, and securities available for sale ($37.2 million) and held to maturity ($3.3 million). These increases were partially offset by a $30.1 million decrease in net loans receivable. The increase in total assets during the fiscal year ended June 30, 2003 was funded by a $56.9 million increase in deposits and a $34.7 million increase in borrowings from the Federal Home Loan Bank ("FHLB") of Pittsburgh.

Cash and Cash Equivalents. Cash and cash equivalents, which consist of cash on hand and in other banks in interest-earning and non-interest earning accounts, amounted to $98.0 million and $32.0 million at June 30, 2003 and 2002, respectively. The increase in cash and cash equivalents of $66.0 million or 206.5% was a result of the combination of increased loan prepayments associated with the continuing low interest rate environment as well as proceeds received from the sale of recently securitized single family residential mortgage loans and from the liquidation of our education loan portfolio. In the quarter ended June 30, 2003, the Company securitized and sold $30.7 million of single-family residential mortgage loans at a gain of $680,000. The loans securitized were on the Company's books at a premium and management believed that they had an increased likelihood of prepayment. As a part of its asset/liability management strategy, the Company used a portion of the proceeds from this sale of securities to repay $17.0 million of FHLB advances which had a weighted average interest rate of 5.29% and an average remaining term of 2.4 years. The Company also paid $1.4 million of prepayment penalties to the FHLB as part of this transaction which reduced its non-interest income in fiscal 2003. In addition, during the fiscal year ended June 30, 2003, the Company sold its $7.7 million portfolio of education loans at a gain of $440,000. The sale of the Company's education loan portfolio was due to its determination that the returns of such portfolio, which had an average interest yield of 3.6 %, were not sufficient in light of the administrative costs involved as well as the relatively limited growth in this sector of the Company's total loan portfolio. Cash and cash equivalents are available as a source of funds for originations of new loans and purchases of additional securities investments.

Securities Available for Sale. At June 30, 2003, we had securities that were classified available for sale ("AFS") totaling $291.9 million, compared to $254.7 million in AFS securities at June 30, 2002. The Company's AFS securities are comprised primarily of mortgage-backed securities issued by Fannie Mae, Freddie Mac and Ginnie Mae, as well as US government agency securities, stock in the FHLB and certain equity securities. The increase in available for sale securities was part of the Company's investment strategy to increase its securities portfolio in light of relatively limited demand for originations of new loans at rates deemed acceptable to the Company. Securities classified as AFS are accounted for at fair value with unrealized gains and losses, net of tax, reflected as an adjustment to equity. Primarily as a result of interest rates remaining relatively the same, at June 30, 2003, we had unrealized gains on AFS securities of $3.0 million compared to unrealized gains on AFS securities of $3.0 million at June 30, 2002.

Securities Held to Maturity. At June 30, 2003, we had securities that were classified held to maturity totaling $17.3 million, compared to $14.0 million in held to maturity securities at June 30, 2002. Our held to maturity securities at June 30, 2003 and June 30, 2002 were comprised solely of municipal bonds. The increase in held to maturity securities was part of the Company's investment strategy to increase its municipal bond portfolio due to the tax advantages of municipal bonds. In January 2002 we changed the classification on our municipal bond portfolio from available for sale to held to maturity based upon our intention and our ability to hold these securities until their maturity. Held to maturity securities are carried at amortized cost, and assets transferred from available for sale to held to maturity are transferred at fair value.

Loans. Our net loan portfolio declined to $413.8 million at June 30, 2003 from $443.9 million at June 30, 2002. During the fiscal year ended June 30, 2003, new loan originations and purchases of $237.1 million were offset by loan repayments of $222.7 million and loan securitizations and sales of $43.5 million. This decrease in our net portfolio of $30.1 million, or 6.8%, was due primarily to a decline in our single-family residential mortgage loan portfolio. Our single-family residential mortgage loans amounted to $131.8 million, or 31.4% of our total loan portfolio, at June 30, 2003 compared to $181.5 million, or 40.4% of the total loan portfolio, at June 30, 2002. The $49.7 million, or 27.4%, decline in our single-family residential mortgage loans is primarily the result of the continuing low interest rate environment and accelerated prepayment levels as our customers refinanced their mortgage loans. The decrease in our single-family residential mortgage loans occurred despite new originations and purchases of $91.9 million of single-family residential mortgage loans in the year ended June 30, 2003. Other significant changes in the types of loans in our portfolio during the year ended June 30, 2003 were: an increase of $21.6 million (16.1%) in commercial real estate and multi-family residential mortgage loans; an increase of $6.9 million (23.5%) in construction mortgage loans; an increase of $1.5 million (7.8%) in commercial business loans; a $7.8 million (77.0%) decrease in consumer loans primarily related to the sale of $7.7 million of our education loan portfolio; and a $2.0 million (2.7%) decrease in home equity loans. As of June 30, 2003, our single-family residential mortgage loans and home equity loans amounted to an aggregate of 48.8% of our total loans. In recent years we have increased our emphasis on commercial real estate and construction loans. Commercial real estate and multi-family residential loans amounted to 37.1% of loans, while construction loans amounted to 8.6% of the total loans at June 30, 2003. Commercial real estate and multi-family residential loans and construction loans generally have higher yields and shorter terms to maturity and/or repricing compared to single-family residential mortgage loans. However, commercial real estate and construction loans generally are considered to involve a higher degree of risk of loss compared to single-family residential mortgage loans. Our allowance for loan losses amounted to $5.3 million at June 30, 2003 representing a net increase of $686,000 (14.8%) from the allowance of $4.6 million at June 30, 2002.

Loans Held for Sale. Mortgage loans originated or purchased with the intention of being sold into the secondary market are classified as held for sale and are carried at the lower of cost or market value with any unrealized loss reflected in the statements of income. At June 30, 2003, $5.3 million of fixed-rate, single-family residential mortgages were classified as held for sale compared to $1.6 million in loans classified as held for sale at June 30, 2002. The increase of $3.7 million is related to increased secondary market activity as a result of the low interest rate environment. Since fiscal 2001, we have become more active in the residential mortgage loan secondary market in an attempt to take advantage of market opportunities and realize gains upon the sale of loans.

Intangible Assets. At June 30, 2003, the amount of our intangible assets totaled $1.0 million. This compares to $1.1 million at June 30, 2002. Our intangible assets include a core deposit intangible and an unidentified intangible asset, which represents the excess cost over fair value of assets acquired over liabilities assumed in a branch acquisition which occurred in 1994. The core deposit intangible is being amortized over a 12-year life. At June 30, 2003 the Company had goodwill of $848,000 which is periodically measured for impairment.

Deposits. Total deposits increased by $56.9 million, or 10.7%, to $586.6 million at June 30, 2003 compared to $529.8 million at June 30, 2002. At June 30, 2003, checking accounts totaled $121.1 million, representing an increase of $18.1 million or 17.6% compared to the balance of checking accounts at June 30, 2002 of $102.9 million. Savings accounts increased approximately $13.2 million, or 18.1% to $86.4 million at June 30, 2003 compared to $73.2 million at June 30, 2002, and money market accounts increased $31.5 million or 65.9% to $79.3 million at June 30, 2003 compared to $47.8 million at June 30, 2002. At June 30, 2003, certificates of deposit, which comprise the largest component of our deposit portfolio, amounted to $299.8 million or 51.1% of our deposit portfolio, a decrease of $6.0 million from $305.8 million or 57.7% of total deposits at June 30, 2002. We believe the changes in our deposit portfolio are due to our efforts to increase core deposit accounts and balances through targeted marketing as well as many depositor's unwillingness to extend the maturity of their certificate accounts into longer-term certificate of deposit accounts in the current low interest rate environment.

Federal Home Loan Bank Advances. We use advances from the FHLB of Pittsburgh as an additional source of funds to meet our loan demand, as leverage to fund certain revenue enhancing investment strategies and for other asset/liability management purposes. At June 30, 2003, the total amount of these borrowings outstanding was $132.6 million, which is a $34.7 million or 35.5% increase from the $97.8 million outstanding at June 30, 2002. During the fiscal year ended June 30, 2003 the average balance of FHLB advances was $129.6 million compared to $73.8 million in the year ended June 30, 2002. The maximum amount of borrowings at any month-end in fiscal 2003 was $139.1 million compared to $100.8 million in fiscal 2002. During the year ended June 30, 2003, the Company prepaid $17.0 million in FHLB advances. Of the total amount of borrowings outstanding, $63.1 million and $39.4 million were designated for use to fund revenue enhancement investment strategies at June 30, 2003 and 2002, respectively. Such revenue enhancement strategies consist primarily of using FHLB advances as leverage, that is, the Company obtains advances at a specified interest rate and then reinvests the proceeds into securities yielding a higher interest rate resulting in a net differential or "spread" for the Company which increases net interest income.

Stockholders' Equity. At June 30, 2003, our total stockholders' equity amounted to $117.1 million or 13.9% of assets compared to $124.4 million or 16.4% of assets at June 30, 2002. This decrease of $7.2 million, or 5.8% was primarily due to the repurchase of 657,000 shares of stock in the open market at an aggregate cost of $10.4 million under the Company's stock buyback program, the purchase of 256,000 shares of Company stock at an aggregate cost of $3.2 million for the Company's 2002 Recognition and Retention Plan ("RRP") Plan which were partially offset by $500,000 in plan amortization, and cash dividend payments of $3.1 million. These decreases were partially offset by net income of $7.5 million for fiscal 2003. Other changes in stockholders' equity for the year ended June 30, 2003 were additional paid-in capital increasing $1.0 million to $83.5 million primarily as a result of director and employee stock option exercises, and a $26,000 change in comprehensive income, which was the result of the change in the unrealized market value of available for sale securities, and a decrease of $461,000 in unallocated shares held by Employee Stock Ownership Plan ("ESOP") primarily as a result of amortization related to the plan which is currently being amortized over 15 years.

Average Balances, Net Interest Income, Yields Earned and Rates Paid

The following table presents the average daily balances for various categories of assets and liabilities, and income and expense related to those assets and liabilities for the years ended June 30, 2003, 2002 and 2001. The table also shows the average yields and costs on interest-earning assets and interest-bearing liabilities for each of the fiscal years and at June 30, 2003. Loans receivable include non-accrual loans. To adjust nontaxable securities to a taxable equivalent, a 32.5%, 33.0% and 38.0% effective rate has been used for the fiscal years ending June 30, 2003, 2002, and 2001, respectively. The adjustment of tax exempt securities to a tax equivalent yield in the table below may be considered to include non-GAAP financial information. Management believes that it is a standard practice in the banking industry to present net interest margin, net interest rate spread and net interest income on a fully tax equivalent basis. Therefore, management believes, these measures provide useful information to investors by allowing them to make peer comparisons. A GAAP reconciliation also is included below.

	At June 30, 2003	For the Years Ended June 30, 2003			2002			2001		
(Dollars in thousands)	Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
Interest-earning assets:										
Loans receivable:										
Real estate loans	6.85%	$ 434,800	$ 31,252	7.19%	$ 419,327	$ 32,682	7.79%	$417,547	$33,412	8.00%
Consumer loans	8.01	10,291	498	4.84	10,127	535	5.28	9,091	612	6.73
Commercial business loans	6.39	20,260	1,417	6.99	19,904	1,544	7.76	24,807	2,124	8.56
Total loans	6.83	465,351	33,167	7.13	449,358	34,761	7.74	451,445	36,148	8.01
Securities - taxable	4.49	268,923	12,136	4.51	159,983	9,126	5.70	115,005	7,731	6.72
Securities - nontaxable - adjusted to a taxable equivalent yield	6.70	17,325	1,090	6.29	7,451	507	6.80	2,751	183	6.65
Other interest-earning assets	0.96	38,789	378	0.97	35,175	581	1.65	10,275	283	2.75
Total interest-earning assets	5.35	790,388	46,771	5.92	651,967	44,975	6.90	579,476	44,345	7.64
Non-interest-earning assets		17,764			13,806			14,078		
Total assets		$808,152			$ 665,773			$593,554		
Interest-bearing liabilities:										
Deposits:										
NOW and money market accounts	1.00	$104,617	$ 1,317	1.26%	$ 80,507	$ 1,346	1.67%	$ 62,292	$ 1,464	2.35%
Savings accounts	1.05	78,584	923	1.17	65,272	1,175	1.80	53,472	1,102	2.06
Certificates of deposit	3.10	306,565	10,569	3.45	313,117	14,810	4.73	300,064	17,806	5.93
Total deposits	2.22	489,766	12,809	2.62	458,896	17,331	3.78	415,828	20,372	4.90
Total borrowings	3.84	129,633	5,927	4.57	73,830	4,117	5.58	60,201	3,825	6.35
Total escrows	0.34	2,674	10	0.37	2,668	15	0.56	3,151	19	0.60
Total interest-bearing liabilities	2.54	622,073	18,746	3.01	535,394	21,463	4.01	479,180	24,216	5.05
Non-interest-bearing liabilities:										
Non-interest checking		58,703			52,194			45,412		
Other		4,648			5,658			5,750		
Total liabilities		685,424			593,246			530,342		
Total equity		122,728			72,527			63,212		
Total liabilities and equity		$808,152			$ 665,773			$593,554		
Net interest-earning assets		$168,315			$ 116,573			$100,296		
Net interest income			$ 28,025			$ 23,512			$20,129	
Net interest rate spread				2.91%			2.89%			2.59%
Net interest margin				3.55%			3.61%			3.46%
Ratio of average interest-earning assets to average interest-bearing liabilities				127.06%			121.77%			120.93%

Although management believes that the above mentioned non-GAAP financial measures enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP. The reconciliation of these non-GAAP financial measures from GAAP to non-GAAP is presented below.

	For the Year Ended June 30,					
	2003		2002		2001	
(Dollars in thousands)	Interest	Average Yield/Cost	Interest	Average Yield/Cost	Interest	Average Yield/Cost
Securities - nontaxable	$ 764	4.41%	$ 350	4.70%	$ 123	4.47%
Tax equivalent adjustments	326		157		60	
Securities - non taxable to a taxable equivalent yield	$ 1,090	6.29%	$ 507	6.80%	$ 183	6.65%
Net interest income	$27,699		$23,355		$20,069	
Tax equivalent adjustment	326		157		60	
Net interest income, tax equivalent	$28,025		$23,512		$20,129	
Net interest rate spread, no tax adjustment		2.87%		2.86%		2.58%
Net interest margin, no tax adjustment		3.50%		3.58%		3.46%

Rate/Volume Analysis

The following table shows the effect of changing rates and volumes on net interest income for the years ended June 30, 2003 and 2002, compared to the prior fiscal year. Information provided shows the effect on net interest income of (1) rates (changes in rate multiplied times prior volume), (2) volume (changes in volume times prior rate) and (3) rate/volume (changes in rate times change in volume).

	Increase (decrease) in net interest income for the year ended June 30, 2003 compared to the year ended June 30, 2002 due to				Increase (decrease) in net interest income for the year ended June 30, 2002 compared to the year ended June 30, 2001 due to			
(Dollars in thousands)	Rate	Volume	Rate/ Volume	Increase/ (Decrease)	Rate	Volume	Rate/ Volume	Increase/ (Decrease)
Interest-earning assets								
Loans receivable								
Real estate mortgage loans	$ (2,542)	$ 1,206	$ (94)	$ (1,430)	$ (869)	$ 142	$ (3)	$ (730)
Consumer loans	(45)	9	(1)	(37)	(132)	70	(15)	(77)
Commercial business loans	(152)	28	(3)	(127)	(200)	(420)	40	(580)
Total loans	(2,739)	1,243	(98)	(1,594)	(1,201)	(208)	22	(1,387)
Securities	(1,897)	6,836	(1,346)	3,593	(1,079)	3,313	(455)	1,779
Other interest-earning assets	(238)	60	(25)	(203)	(114)	687	(275)	298
Total net change in income on interest-earning assets	(4,874)	8,139	(1,469)	1,796	(2,394)	3,792	(708)	690
Interest-bearing liabilities								
Deposits								
NOW and money market	(333)	403	(100)	(30)	(424)	428	(122)	(118)
Savings accounts	(408)	240	(84)	(252)	(139)	243	(31)	73
Certificates of deposit	(4,015)	(310)	- 84	(4,241)	(3,613)	775	(158)	(2,996)
Total deposits	(4,756)	333	(100)	(4,523)	(4,176)	1,446	(311)	(3,041)
Borrowings	(741)	3,112	(560)	1,811	(468)	866	(106)	292
Advance payments for taxes and insurance	(5)	-	-	(5)	(1)	(3)	-	(4)
Total net change in expense on interest-bearing liabilities	(5,502)	3,445	(660)	(2,717)	(4,645)	2,309	(417)	(2,753)
Change in net interest income	$ 628	$ 4,694	$ (809)	$ 4,513	$ 2,251	$ 1,483	$ (291)	$ 3,443

Management's Discussion and Analysis of Financial Condition and Results of Operations (Continued)

Results of Operations

General. Net income for the year ended June 30, 2003 was $7.5 million compared to $5.6 million and $157,000 for the years ended June 30, 2002 and 2001, respectively. Fiscal 2003 net income increased compared to fiscal 2002 primarily due to increased net interest income and non-interest income of $4.3 million and $1.0 million, respectively. These were partially offset by increases in non-interest expense of $2.7 million and income tax expense of $876,000. Provisions for loan losses aggregating $7.9 million, primarily related to two non-performing commercial business loans were the primary reason for the results for fiscal 2001.

Net Interest Income. Net interest income is determined by our interest rate spread (i.e., the difference between the average yields on interest-earning assets and the average rates paid on interest-bearing liabilities) and also the amount of interest-earning assets relative to interest-bearing liabilities. Our average interest rate spread for the years ended June 30, 2003, 2002 and 2001 was 2.91%, 2.89% and 2.59%, respectively. Our net interest margin (i.e., net interest income expressed as a percentage of average interest-earning assets) was 3.55%, 3.61% and 3.46% for the same three fiscal years. The changes in our interest spread have been due primarily to the fluctuations in market interest rates whereby rates on our interest-earning assets and interest-bearing liabilities changed by different amounts and at different times. In fiscal year 2003, the average cost of our interest-bearing liabilities decreased by 100 basis points from 4.01% during fiscal 2002 to 3.01% during fiscal 2003. This decrease was due primarily to the re-pricing of maturing certificates of deposits at lower rates. Because our certificates of deposit bear a stated interest for a specified term to maturity, there usually is a lagging effect on our cost of funds when market rates of interest change. When interest rates fall, as they have recently, we continue to pay the higher rate on certificates of deposit until their maturity at which time they are re-priced to approximate market conditions at the time of their maturity. During the fiscal year ended June 30, 2003, the average yield on our interest-earning assets declined by 98 basis points from 6.90% during fiscal 2002 to 5.92% during fiscal 2003. Average yields on both loans and securities decreased in fiscal 2003. The similar decline in our average cost of interest-bearing liabilities as compared to the slightly lesser decline in the average yield on our interest-earning assets caused our interest rate spread to increase by two basis point to 2.91% for fiscal 2003 from 2.89% in fiscal 2002. During fiscal 2002 compared to fiscal 2001, the average cost of our interest-bearing liabilities decreased faster than the decline in average yields on our interest-earning assets. This contributed to the increase of our spread from 2.59% in fiscal 2001 to 2.89% in fiscal 2002. Net interest margin for the fiscal year ended June 30, 2003 decreased by six basis points to 3.55% primarily due to the impact of the decline in yield on our interest-earning assets more than offsetting the increase in our ratio of interest–earning assets to interest-bearing liabilities. Average interest-earning assets increased by $138.4 million in fiscal 2003 compared to fiscal 2002, and were funded by increases in interest-bearing liabilities of $86.7 million and $55.7 million of non-interest-bearing liabilities and stockholders' equity. In fiscal 2002 compared to fiscal 2001, net interest margin increased 15 basis points, due primarily to increased net interest rate spread and the increase in the ratio of interest–earning assets to interest-bearing liabilities. The ratio of average interest-earning assets to average interest-bearing liabilities was 127.06%, 121.77%, and 120.93% for fiscal years 2003, 2002 and 2001, respectively.

For the fiscal year ended June 30, 2003, net interest income totaled $27.7 million compared to $23.4 million and $20.1 million in fiscal 2002 and 2001, respectively. The increase in fiscal 2003 compared to fiscal 2002 of $4.3 million or 18.6% was primarily due to increases in the amount of our average interest-earning assets compared to average interest-bearing liabilities and to a lesser degree decreases in rates paid on interest-bearing liabilities. In fiscal year 2002 compared to fiscal 2001, the increase in net interest income of $3.3 million or 16.4%, were primarily due to decreases in costs on average balances of interest-bearing liabilities greater than the decline in yields on average balances of interest-earning assets.

Interest Income. Interest income includes the interest earned on our various loans and securities, as well as yield adjustments for the premiums, discounts and deferred fees or costs recorded in connection with the acquisition of these assets. Our total interest income for the year ended June 30, 2003 was $46.4 million compared to $44.8 million and $44.3 million for fiscal 2002 and 2001, respectively.

The increase in interest income in fiscal 2003 compared to 2002 was $1.6 million, or 3.6%. This increase was primarily due to an increase of $108.9 million in the average balance of securities, which was partially offset by declining average yields on all of our interest-earning assets. During the year ended June 30, 2003 compared to the year ended June 30, 2002, the average balance of our loans receivable increased by $16.0 million. For fiscal 2003, the yield on average interest-earning assets dropped 98 basis points to 5.92% from 6.90% in fiscal 2002. The major factors for this decline were the decrease in the average yield on loans, which decreased 61 basis points from 7.74% to 7.13%, and the increase in the average balance of securities outstanding together with a decline in the average yield earned on securities from 5.70% to 4.51%. These yield declines were the result of the current interest rate environment, which has accelerated loan repayments which have been reinvested in lower yielding assets.

The increase in interest income in fiscal 2002 compared to 2001 was $533,000, or 1.2%. This increase was primarily due to an increase of $49.7 million in the average balance of securities, which was partially offset by declining average yields on all our interest earning assets.

Interest Expense. Interest expense consists of the interest paid to our depositors on their interest-bearing deposit accounts with us, and to a lesser extent, interest paid on funds borrowed from the FHLB and certain escrow accounts. For the fiscal year ended June 30, 2003, our total interest expense was $18.7 million compared to $21.5 million and $24.2 million, for the fiscal years ended June 30, 2002 and 2001, respectively.

For the fiscal year ended June 30, 2003, interest expense decreased by $2.8 million, or 12.7% compared to the fiscal year ended June 30, 2002. This decrease was due to a $4.5 million decrease in interest paid on deposits primarily attributed to lower rates paid on our deposit accounts and a reduction in certificates of deposit as a percent of the total deposit portfolio, which was partially offset by a $1.8 million increase in interest expense on borrowed money due mostly to larger average balances of borrowings outstanding during the fiscal year. Compared to fiscal 2002, our average cost of deposits in fiscal 2003 decreased by 116 basis points from 3.78% to 2.62% while the average balance of interest-bearing deposits increased by $30.9 million from $458.9 million to $489.8 million. The average balance of borrowings outstanding during fiscal 2003 was $129.6 million compared to $73.8 million in fiscal 2002. The average cost of these borrowings for fiscal 2003 was 4.57% compared to 5.58% during fiscal 2002. The primary reason for the $2.7 million, or 11.4%, decrease in interest expense for the year ended June 30, 2002 compared to fiscal 2001, was due to a $3.0 million decrease in interest paid on deposit accounts which was partially offset by a $292,000 increase in interest expense on borrowed money. Our average cost of deposits declined 112 basis points to 3.78% during fiscal 2002 compared to 4.90% during fiscal 2001.

During fiscal year 2003, the average balance of our certificates of deposit ("CDs") decreased $6.6 million to $306.6 million, a 2.1% decrease compared to fiscal 2002. At June 30, 2003 and June 30, 2002, CDs made up 51.1% and 57.7%, respectively, of our total deposits. The average balance on our core deposit categories (interest and non-interest checking, savings and money market accounts) increased $43.9 million (22.2%) to $241.9 million during fiscal 2003 compared to an average balance of $198.0 million during fiscal 2002. Interest rates on core deposits are typically significantly less than rates paid on CDs. We believe that increasing our core deposits as a percentage of total deposits should decrease our weighted average cost of funds in a stable interest rate environment.

Provision for Loan Losses. We establish provisions for loan losses, which are charges to our operating results, in order to maintain our total allowance for losses at a level that we deem adequate to absorb known and unknown losses which are both probable and can be reasonably estimated. Our determination of the adequacy of the allowance is based upon the Company's regular review of credit quality and is based upon, but not limited to, the following factors: an evaluation of our loan portfolio, loss experience, current economic conditions, volume, growth, composition of the loan portfolio and other relevant factors. The amount of our allowance for loan loss is only an estimate and actual losses may vary from these estimates. We assess our allowance for loan loss at least quarterly and make any necessary adjustment to maintain our allowance for loss at a level deemed adequate. For the years ended June 30, 2003, 2002 and 2001, our provisions for loan losses were $1.0 million, $1.2 million and $7.9 million, respectively. In fiscal 2003, we charged-off a total of $391,000 of loans, consisting of $103,000 in commercial business loans, $284,000 in mortgage loans, and $4,000 in consumer loans.

At June 30, 2003, the amount of our allowance for loan losses was $5.3 million compared to $4.6 million at June 30, 2002. We believe that the allowance for loan losses at June 30, 2003 was appropriate given, among other things, the continuing growth of certain sectors of our loan portfolio and the inherent credit risk associated with our loan portfolio diversification into other than single-family residential loans. The percentage of the allowance for losses to loans increased to 1.27% at June 30, 2003 compared to 1.03% at June 30, 2002 and 0.94% at June 30, 2001.

We believe, to the best of our knowledge, that at such date the allowance for loan loss was adequate at June 30, 2003 and represents all known and inherent loses in the portfolio that are both probable and reasonably estimable, however, no assurance can be given as to the amount or timing of additional provisions for loan losses in the future as a result of potential increases in the amount of the Company's non-performing loans in the remainder of the Company's loan portfolio. Regulatory agencies, in the course of their regular examinations, review the allowance for loss and carrying value of non-performing assets. No assurance can be given that these agencies might not require changes to the allowance for losses in the future. Subsequent to June 30, 2003, the Company became aware that one of its largest commercial business credits became delinquent. This credit relationship consisted of two loans with an outstanding balances aggregating $953,000 as of August 31, 2003 and was 123 days delinquent. The Company is carefully monitoring these loans and understands that the borrower is experiencing financial difficulties. Management believes that certain additional provisions to loan losses may be necessary in the quarter ending September 30, 2003 due to these loans.

Non-Interest Income. Non-interest income is comprised of account service fees and charges, loan servicing fees, realized gains and losses on assets available or held for sale and increases in the cash surrender value of bank owned life insurance ("BOLI"). During fiscal 2003 the Company also recognized a loss on the disposition of borrowings which reduced its non-interest income. Total non-interest income for the years ended June 30, 2003, 2002, and 2001 was $3.5 million, $2.5 million and $1.8 million, respectively. The increase in non-interest income of $1.0 million or 41.9% for fiscal 2003 compared to fiscal 2002, was due primarily to realized gains on loans held for sale and securities available for sale and an increase in services fees and charges. Gains on sales of loans were $1.2 million in fiscal 2003 compared to $519,000 in fiscal 2002 while gains on available for sale securities were $1.7 million in fiscal 2003 compared to $310,000 in fiscal 2002. These increases were the result of our continuing efforts to sell a portion of the fixed-rate single-family loans we originate and re-positioning our securities portfolio in our efforts to meet our asset/liability management strategies. Other asset/ liability strategies incorporated during the fiscal year ended 2003 included the Company incurring costs of $1.4 million in penalties associated with the prepayment of $17.0 million in longer term FHLB advances averaging 5.29% with the intent of benefiting future periods. We had no such penalties in the prior year periods. During fiscal year 2002, we realized gains on sales of investments amounting to $437,000, but this was negatively impacted by a $93,000 adjustment on equity investments in accordance with SFAS 115 whereby unrealized losses deemed to be other than temporary are recorded as a realized loss. For the year ended June 30, 2003, non-interest income included $63,000 in increased cash surrender value of BOLI. The Company invested $5.0 million in BOLI in March 2003. BOLI is a bank owned life insurance policy on the selected group of employees which is used to help defray employee benefit costs. BOLI is recorded on the consolidated Statement of Financial Condition at its cash value and changes in the cash surrender value are recorded in non-interest income. BOLI income is tax-exempt.

Non-Interest Expense. The primary components of non-interest expense are compensation and employee benefits, occupancy and equipment expenses, data processing costs, deposit account services and a variety of other expenses. For the years ended June 30, 2003, 2002, and 2001, non-interest expense totaled $19.1 million, $16.3 million and $13.9 million, respectively. The primary reason for the increase in non-interest expenses in fiscal 2003 was due to a $2.4 million increase in compensation and employee benefits.

Compensation and benefits expenses totaled $11.9 million, $9.5 million and $8.0 million, respectively, for the fiscal years ended June 30, 2003, 2002, and 2001. Some of the factors affecting the increase in compensation and benefits include our continued efforts in opening new branches, increased costs to expand and support our lending function and costs of stock benefit plans that have increased due to the appreciation of our stock value and the full year impact of additional allocated shares in both the Employee Stock Option Plan ("ESOP") and the Recognition and Retention Plan ("RRP"). As part of the April 2002 Reorganization, 513,000 shares of our common stock were acquired by the 2002 ESOP trust and the related expense is being recognized over a 15-year period. ESOP associated benefit expense is based upon the market value of our stock at the time shares are released over the 15-year term. Due to the increased number of shares in the ESOP as well as increases in the market value of our common stock during fiscal 2003, our ESOP expense was $824,000 for June 30, 2003, compared to $338,000 and $138,000 for the years ended June 30, 2002 and 2001, respectively. During fiscal 2003, 236,468 shares were released from the 2002 RRP trust. Expenses relating to RRP grants were $500,000, $162,000 and $162,000 for fiscal years 2003, 2002 and 2001, respectively. In January 2003, we opened our fourteenth branch office in Philadelphia, Pennsylvania and we incurred full year expenses of $323,000 for our Holland branch office which we opened in April 2002. At June 30, 2003, we had 245 full and part-time employees compared to 238 at June 30, 2002.

Occupancy and furniture and equipment expenses were $2.5 million, $2.2 million and $1.8 million for the fiscal years ended June 30, 2003, 2002, and 2001, respectively. The $324,000 increase in fiscal 2003 compared to fiscal 2002 was primarily due to our branch expansion. Advertising expenses for fiscal 2003, 2002 and 2001 were $560,000, $567,000 and $404,000, respectively.

For the fiscal years ended June 30, 2003, 2002, and 2001, amortization of intangible assets was $104,000, $138,000 and $276,000, respectively; data processing expenses were $705,000, $666,000, and $563,000, respectively, deposit account service expenses were $822,000, $789,000, and $675,000, respectively, and professional fees were $456,000, $650,000 and $576,000, respectively. For the fiscal years ended June 30, 2003, 2002, and 2001, other expenses, which include miscellaneous operating items, were $1.8 million, $1.6 million and $1.4 million, respectively. Other expenses increased primarily due to our growth and diversification efforts.

Income Tax Provision/(Benefit). Expense for income taxes amounted to $3.6 million for the year ended June 30, 2003. This compares to a tax expense of $2.7 million, and tax benefit of $32,000 for the years ended June 30, 2001 and 2000, respectively. A significant reduction in pre-tax income caused by the large provisions for loan losses that were made in fiscal 2001 was the primary reason for the variances in our provision for income tax during that year. The effective tax rates for fiscal 2003, 2002 and 2001 were 32.53%, 33.00% and (26.00)%, respectively.

Liquidity and Commitments

Our primary sources of funds are from deposits, amortization of loans, loan and securities prepayments and repayments, interest income from mortgage-backed securities and other investments, and other funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities are relatively predictable sources of funds, deposit flows and loan prepayments can be greatly influenced by general interest rates, economic conditions and competition. We also maintain excess funds in short-term, interest-bearing assets that provide additional liquidity. We have also utilized outside borrowings, primarily from the FHLB of Pittsburgh as an additional funding source.

We use our liquidity resources to fund existing and future loan commitments, to fund maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, and to meet operating expenses. At June 30, 2003, we had outstanding approved loan commitments totaling $29.0 million and certificates of deposit maturing within the next twelve months amounting to $195.5 million. Based upon historical experience, we anticipate that a significant portion of the maturing certificates of deposit will be reinvested in the Bank.

Due to the interest rate environment during the year ended June 30, 2003, we experienced increases in the amount of prepayments of loans and mortgage-backed securities as borrowers repaid higher rate loans and refinanced those loans at lower rates. We also experienced an increase in the amount of bonds with call provisions having those call provisions exercised by the issuer so that they could take advantage of a lower borrowing cost. These accelerated repayments have increased our liquidity.

We recently have also increased our use of borrowings from the FHLB of Pittsburgh as a cost effective means to obtain funds at varying maturities to implement some of our asset/liability strategies. Our outstanding borrowings from the FHLB of Pittsburgh have increased to $132.6 million at June 30, 2003 compared to $97.8 million at June 30, 2002. Under terms of our borrowing agreement with the FHLB of Pittsburgh, we pledge certain residential mortgage loans and mortgage-backed securities as well as our stock in the FHLB as collateral for these advances. At June 30, 2003, we had $290.6 million in additional borrowing capacity available from the FHLB of Pittsburgh.

We have not used, and currently are not intending to use, any significant off-balance sheet financing arrangement for liquidity or other purposes. Our financial assets with off-balance sheet risk are limited to our obligations to fund loans to borrowers pursuant to existing loan commitments. Additionally, we have not had any transactions, arrangements or other relationships with any unconsolidated, limited purpose entities that could affect our liquidity or capital resources, nor do we, or currently intend to, engage in trading commodity contracts.

We anticipate that we will continue to have sufficient funds and alternative funding sources to meet our current commitments.

Impact of Inflation and Changing Prices

The financial statements, accompanying notes, and related financial data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in purchasing power of money over time due to inflation.

The impact of inflation is reflected in the increased cost of our operations. Most of our assets and liabilities are monetary in nature; therefore, the impact of interest rates has a greater impact on our performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

Quantitative and Qualitative Disclosure of Market Risk

Asset/Liability Management and Interest Rate Risk

The market value of assets and liabilities, as well as future earnings, can be affected by interest rate risk. Market values of financial assets have an inverse relationship to rates, i.e., when interest rates rise, the market value of many of the Company's assets declines and when rates fall, the market value of many of the Company's assets rise. The primary assets of the Company are loans to borrowers who often have the ability to prepay their loan. Therefore, in a falling rate environment, the increase in the market value of the Company's assets is limited by this option for the borrower to prepay the loan.

The ability to maximize net interest income is largely dependent upon the achievement of a positive interest spread that can be maintained during fluctuations in prevailing interest rates. Interest rate sensitivity gap ("gap") is a measure of the difference between interest-earning assets and interest-bearing liabilities that either mature or re-price within a specified time period. A gap is considered positive when the amount of interest-earning assets exceeds the amount of interest-bearing liabilities, and is considered negative when interest-bearing liabilities exceed interest-earning assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. During a period of falling interest rates, a negative gap would generally result in an increase in net interest income, and a positive gap would result in a decrease in net interest income. This is usually the case; however, interest rates on differing financial instruments will not always change at the same time or to the same extent.

The following gap table shows the amount as of June 30, 2003 of assets and liabilities projected to mature or re-price within various time periods. This table includes certain assumptions we have made that affect the rate at which loans will prepay and the duration of core deposits. Changes in interest rates may affect these assumptions which would impact our gap position.

(Dollars in thousands)	0 to 3 months	3 to 12 months	1 to 3 years	3 to 5 years	over 5 years	Total
Interest-earning deposits	$ 86,956	$ -	$ -	$ -	$ -	$ 86,956
Securities	40,287	62,894	94,497	87,271	24,255	309,205
Fixed-rate loans	5,802	19,548	49,371	51,212	99,041	224,974
Adjustable rate loans	27,316	50,322	47,330	57,387	17,739	200,094
Total interest-earning assets	160,361	132,764	191,198	195,870	141,036	821,229
Certificates of deposit	$ 52,249	$143,255	$ 82,075	$ 16,644	$ 5,571	$ 299,794
Other interest-bearing deposits	10,631	32,055	86,685	87,897	-	217,268
FHLB advances	6,155	18,822	52,917	54,663	-	132,557
Total interest-bearing liabilities	69,034	194,132	221,677	159,205	5,571	649,619
Excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ 91,326	$(61,368)	$(30,479)	$ 36,666	$ 135,465	$ 171,610
Cumulative excess (deficiency) of interest-earning assets over interest-bearing liabilities	$ 91,326	$ 29,959	$ (520)	$ 36,145	$ 171,610	$ 343,221
Cumulative excess (deficiency) of interest-earning assets to interest-bearing liabilities as a percent of total assets	10.81%	3.54%	- 0.06%	4.28%	20.31%	40.61%
Ratio of interest-earning assets to interest-bearing liabilities	232.29%	68.39%	86.25%	123.03%	2531.72%	126.42%
Cumulative ratio of interest-earning assets to interest-bearing liabilities	232.29%	111.38%	184.04%	140.29%	127.51%	-

At June 30, 2003, the ratio of the cumulative interest-earning assets maturing or re-pricing in one-year or less to interest-bearing liabilities maturing or re-pricing in one-year or less is 111.38%, which results in a cumulative one-year gap to total assets ratio of 3.54%.

We have adopted asset/liability management policies designed to quantify the interest rate risk caused by mismatches in the maturities and re-pricing of our interest-earning assets and interest-bearing liabilities. These interest rate risk and asset/liability management actions are taken under the guidance of the Asset/Liability Management Committee ("ALCO"). The ALCO's purpose is to communicate, coordinate and control asset/liability management consistent with our business plan and Board approved policies. The objective of the ALCO is to manage assets and funding sources to produce results that are consistent with liquidity, capital adequacy, growth, risk and profitability goals. The ALCO meets at least quarterly and monitors the volume and mix of assets and funding sources taking into account the relative costs and spreads, the interest rate sensitivity gap and liquidity needs. The ALCO also reviews economic conditions and interest rate projections, current and projected liquidity needs and capital positions, anticipated changes in the mix of assets and liabilities, and interest rate exposure limits versus current projections pursuant to gap analysis and interest income simulations. At each meeting, the ALCO recommends changes in strategy as appropriate. Interest rate risk issues are also discussed by the Board of Directors on a regular basis. Management meets weekly to monitor progress in achieving asset/liability targets approved by the Board, particularly the type and rate on asset generation and sources of funding.

In order to manage our assets and liabilities and improve our interest rate risk position, emphasis has been placed on the origination of assets with shorter maturities or adjustable rates such as commercial and multi-family real estate loans, construction loans, home equity loans and to a lesser extent commercial business loans. At the same time, other actions include attempts to increase our core deposits and the use of FHLB advances as additional sources of funds. We also classify a portion of the longer-term fixed rate loans we originate as held for sale. During the years ended June 30, 2003 and 2002, we sold long-term, generally 30 year, fixed rate single-family residential mortgage loans totaling $74.8 million and $77.8 million, respectively.

The ALCO regularly reviews interest rate risk by, among other things, examining the impact of alternative interest rate environments on net interest income and net portfolio value ("NPV"), and the change in NPV. NPV is the difference between the market value of assets and the market value of liabilities and off-balance sheet items under various interest rate scenarios. Sensitivity is the difference (measured in basis points) between the NPV to assets ratio at market rate and the NPV to assets ratio determined under each rate scenario. The ALCO monitors both the NPV and sensitivity according to guidelines established by the Office of Thrift Supervision ("OTS") in Thrift Bulletin 13A "Management of Interest Rate Risk, Investment Securities and Derivative Activities," and board approved limitations.

Presented below, as of June 30, 2003 and 2002, is an analysis of the interest rate risk position as measured by NPV and sensitivity based upon various rate scenarios. These values have been obtained from data submitted by the Bank to the OTS. The OTS performs scenario analysis to estimate current or base case economic value and estimates NPV that would result from instantaneous, parallel shifts of the yields on various financial instruments of plus and minus 100, 200 and 300 basis points. The model does not value new business activities. It only provides an estimate of economic value at a point in time and the economic value of the same portfolio under the above referenced interest rate scenarios.

Estimated change in NPV and Sensitivity
At June 30, 2003

	Net Portfolio Value			
	Amount of change *(in thousands)*	Percent of change	To assets	Sensitivity
Hypothetical change in interest rates				
up 300 basis points	$(25,510)	(25)%	9.40%	(257) bp
up 200 basis points	(16,491)	(16)	10.33	(164)
up 100 basis points	(8,163)	(8)	11.17	(80)
no change – base case	-	-	11.97	-
down 100 basis points	4,774	5	12.42	45
down 200 basis points	n/a	n/a	n/a	n/a
down 300 basis points	n/a	n/a	n/a	n/a

Due to the level of current interest rates, no values are calculated for hypothetical rate scenarios of down 200 or down 300 basis points.

Estimated change in NPV and Sensitivity
At June 30, 2002

	Net Portfolio Value			
	Amount of change *(in thousands)*	Percent of change	To assets	Sensitivity
Hypothetical change in interest rates				
up 300 basis points	$(48,118)	(45)%	8.12%	(556) bp
up 200 basis points	(32,180)	(30)	10.05	(362)
up 100 basis points	(15,623)	(15)	11.96	(172)
no change – base case	-	-	13.68	-
down 100 basis points	9,613	9	14.68	100
down 200 basis points	n/a	n/a	n/a	n/a
down 300 basis points	n/a	n/a	n/a	n/a

The Bank's sensitivity in the plus 200 basis point rate scenario improved from negative 362 basis points at June 30, 2002 to negative 164 points at June 30, 2003. The primary reasons for this improvement were increases in the estimates of prepayments due to the general level of interest rates which shortened the projected lives of mortgage-related assets and also higher levels of cash and short-term investments.

NPV is more sensitive and may be more negatively impacted by rising interest rates than by declining rates. This occurs primarily because as rates rise, the market value of long-term fixed rate assets, like fixed rate mortgage loans, declines due to both the rate increase and slowing prepayments. When rates decline, these assets do not experience similar appreciation in value. This is due to the decrease in the duration of the asset resulting from the increase in prepayments.

Recent Accounting Pronouncements

Acquisitions of Certain Financial Institutions

In October 2002, the FASB issued Statement No. 147, Acquisitions of Certain Financial Institutions, which amends SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets, and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement No. 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement No. 72 to recognize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends Statement No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement No. 144 requires for other long-lived assets that are held and used.

Effective September 30, 2002 the Company adopted Statement No. 147 with retroactive application effective June 30, 2001. With the adoption of Statement No. 147 an adjustment to fiscal 2002 statements is included to eliminate the accumulated amortization associated with the retroactive adjustment. The result of this adjustment was an increase in income, for an average of $23,000, net of taxes, for each quarter and $92,000, net of taxes, for fiscal year ended June 30, 2002. The Company continues to conduct periodic impairment assessment of its goodwill. At June 30, 2003 the Company determined that its goodwill of $848,000 was not impaired and, correspondingly, no adjustment to earnings was required.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FASB Interpretation No. 45)

Requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. Effective for financial statements ending March 31, 2003 and thereafter. The provisions of this Statement had no expected impact on earnings, financial condition or stockholders' equity.

Consolidation of Variable Interest Entities- an interpretation of ARB No. 51 (FASB Interpretation No. 46)

Clarifies the application of ARB No. 51 and applies immediately to any variable interest entities created after January 31, 2003 and to variable interest entities in which an interest is obtained after that date. Applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Applies to nonpublic enterprises as of the end of the applicable annual period. Requires that an enterprise review its degree of involvement in a variable interest entity to determine of it is the primary beneficiary of that entity. The provisions of this Statement have no expected impact on earnings, financial condition or stockholders' equity.

Stock-Based Compensation

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." This statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Statement also amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for fiscal years ending after December 15, 2002. This Statement announces that "in the near future, the Board plans to consider whether it should propose changes to the U.S. standards on accounting for stock-based compensation." The provisions of this Statement have no expected impact on earnings, financial condition or stockholders' equity.

Amendments of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts and hedging activities. This Statement amends Statement No. 133 for decisions made by the FASB as part of its Derivatives Implementation Group process. This Statement also amends Statement No. 133 to incorporate clarifications of the definition of a derivative. This Statement is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003.

The provisions of this Statement have no expected impact on earnings, financial condition or stockholders' equity.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The provisions of this Statement have no expected impact on earnings, financial condition or stockholders' equity.

Selected Quarterly Financial Data

The following table presents selected quarterly operating data for the fiscal years ended June 30, 2003 and 2002. Per share data for periods prior to April 3, 2002 have been adjusted to reflect the effect of the exchange of 2.28019 shares of the former Willow Grove Bancorp, Inc. common stock for each share of our common stock as a result of the April 2002 Reorganization.

(Unaudited)	For the quarter ended			
	6/30/03	3/31/03	12/31/02	9/30/02
	(Dollars in thousands, except per share data)			
Total interest income	$ 10,674	$ 11,484	$ 12,034	$ 12,253
Total interest expense	4,366	4,524	4,783	5,073
Net interest income	6,308	6,960	7,251	7,180
Provision for loan losses	172	110	422	330
Total non-interest income	1,530	817	650	495
Total non-interest expense	5,047	4,787	4,632	4,592
Income tax expense	806	943	933	928
Net income	$ 1,813	$ 1,937	$ 1,914	$ 1,825
Earnings per share				
Basic	$0.18	$0.19	$0.19	$0.17
Diluted	$0.17	$0.18	$0.18	$0.17

	For the quarter ended			
	6/30/02	3/31/02	12/31/01	9/30/01
	(Dollars in thousands, except per share data)			
Total interest income	$ 11,637	$ 10,649	$ 11,014	$ 11,518
Total interest expense	4.980	4,913	5,536	6,034
Net interest income	6,657	5,736	5,478	5,484
Provision for loan losses	118	100	620	374
Total non-interest income	406	561	958	536
Total non-interest expense	4,487	4,154	3,893	3,785
Income tax expense	817	655	641	621
Net income	$ 1,641	$ 1,388	$ 1,282	$ 1,240
Earnings per share				
Basic	$0.17	$0.13	$0.12	$0.11
Diluted	$0.16	$0.13	$0.12	$0.11

Market for Common Equity and Related Stockholder Matters

Our common stock is traded on the NASDAQ National Market under the symbol WGBC. Local newspapers listings include WillowG and WillGrvBcp. At September 22, 2003 there were 2,011 registered shareholders of record, not including the number of persons or entities whose stock is held in nominee or "street" name through various brokerage firms and banks. The following table shows the quarterly high and low trading prices of our stock and the amount of cash dividends declared per share for our past two fiscal years. Data prior to April 3, 2002 has been restated to reflect the 2.28019 exchange of shares of the former Willow Grove Bancorp, Inc for shares of the new Willow Grove Bancorp, Inc. stock.

	Stock Price		Cash dividends
	High	**Low**	**per share**
Quarter ended:			
June 30, 2003	$ 17.05	$ 14.63	$ 0.080
March 31, 2003	14.89	13.05	0.080
December 31, 2002	14.00	11.35	0.070
September 30, 2002	12.15	10.18	0.070
June 30, 2002	12.33	10.00	0.060
March 31, 2002	9.76	8.29	0.057
December 31, 2001	8.48	7.16	0.057
September 30, 2001	7.67	5.44	0.053

Equity Compensation Plan Information

The following table sets forth certain information for all equity compensation plans and individual compensation arrangements (whether with employees or non-employees, such as directors), in effect as of June 30, 2003.

Plan Category	Number of securities to be issued upon exercise of outstanding options [1]	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance (excluding shares reflected in the first column)
Equity compensation plans approved by security holders	1,248,485	$ 9.94	110,204
Equity compensation plans not approved by security holders	-	-	-
Total	1,248,485	$ 9.94	110,204

(1) Includes 312,779 shares granted to directors and employees as of June 30, 2003 and held in the recognition plan trust.

Management's Responsibility for Financial Reporting

Willow Grove Bancorp, Inc. (the "Company") and its wholly owned subsidiary, Willow Grove Bank (the "Bank") are responsible for the preparation, integrity and fair presentation of its published financial statements as of June 30, 2003 and 2002 and for each of the years in the three-year period ended June 30, 2003. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, and as such, include amounts, some of which are based on judgments and estimates of management.

Management of the Company and the Bank are responsible for establishing and maintaining effective internal control over financial reporting presented in conformity with both accounting principles generally accepted in the United States of America. The Bank's financial statements also are subject to regulations established by the Office of Thrift Supervision (the "OTS"). This internal control contains monitoring mechanisms, and actions are taken to correct deficiencies identified.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of internal control may vary over time.

Management assessed the Company and the Bank's internal control over financial reporting presented in conformity with both accounting principles generally accepted in the United States of America and, with respect to the Bank, OTS regulations and the instructions for the Thrift Financial Reports ("TFR") as of June 30, 2003. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that, as of June 30, 2003, the Company and the Bank maintained effective internal control over financial reporting presented in conformity with generally accepted accounting principles and that the Bank's internal control over financial reporting was in compliance with the OTS regulations and TFR instructions.

Management assessed the Bank's compliance with the designated laws and regulations relating to safety and soundness. Based on this assessment, management believes that Willow Grove Bank complied, in all significant respects, with the designated laws and regulations relating to safety and soundness for the year ended June 30, 2003.

Frederick A. Marcell Jr.
President and Chief Executive Officer

Christopher E. Bell
Senior Vice President and
Chief Financial Officer

July 24, 2003

Independent Auditors' Report

To the Board of Directors and Stockholders of
Willow Grove Bancorp, Inc.:

We have audited the accompanying consolidated statements of financial condition of Willow Grove Bancorp, Inc. and subsidiary as of June 30, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended June 30, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Willow Grove Bancorp, Inc. and subsidiary as of June 30, 2003 and 2002 and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
Philadelphia, Pennsylvania
July 24, 2003

Consolidated Statements of Financial Condition

(Dollars in thousands, except share data)	At June 30, 2003	At June 30, 2002
Assets		
Cash and cash equivalents:		
Cash on hand and non-interest-earning deposits	$ 11,084	$ 5,710
Interest-earning deposits	86,956	26,276
Total cash and cash equivalents	98,040	31,986
Securities		
Available for sale (amortized cost of $288,893 and $251,651, respectively)	291,885	254,687
Held to maturity (fair value of $17,995 and $14,117, respectively)	17,320	13,973
Loans (net of allowance for loan losses of $5,312 and $4,626, respectively)	413,799	443,855
Loans held for sale	5,293	1,574
Accrued income receivable	3,520	4,138
Property and equipment, net	6,364	6,515
Intangible assets	1,021	1,126
Other assets	7,882	1,952
Total assets	$ 845,124	$ 759,806
Liabilities and Stockholders' Equity		
Deposits	$ 586,643	$ 529,752
Federal Home Loan Bank advances	132,557	97,824
Advance payments from borrowers for taxes	2,904	3,605
Accrued interest payable	933	868
Other liabilities	4,957	3,388
Total liabilities	727,994	635,437
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.01 par value; (40,000,000 authorized; 11,363,613 and 11,285,096 issued at June 30, 2003 and 2002, respectively)	114	113
Additional paid-in capital	83,542	82,521
Retained earnings -- substantially restricted	51,049	46,708
Accumulated other comprehensive income	1,855	1,881
Treasury stock at cost, 656,700 shares at June 30, 2003	(10,356)	-
Unallocated common stock held by		
Employee Stock Ownership Plan (ESOP)	(5,959)	(6,420)
Recognition and Retention Plan Trust (RRP)	(3,115)	(434)
Total stockholders' equity	117,130	124,369
Total liabilities and stockholders' equity	$ 845,124	$ 759,806

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Income

(Dollars in thousands, except per share data)	June 30, 2003	For the year ended June 30, 2002	June 30, 2001
Interest and dividend income:			
Loans	$ 33,167	$ 34,761	$ 36,148
Securities, primarily taxable	13,278	10,057	8,137
Total interest income	46,445	44,818	44,285
Interest expense:			
Deposits	12,809	17,331	20,372
Borrowings	5,927	4,117	3,825
Advance payments from borrowers for taxes	10	15	19
Total interest expense	18,746	21,463	24,216
Net interest income	27,699	23,355	20,069
Provision for loan losses	1,034	1,212	7,856
Net interest income after provision for loan losses	26,665	22,143	12,213
Non-interest income:			
Service charges and fees	1,823	1,572	1,340
Realized gain (loss) on sale of:			
Loans held for sale	1,194	519	381
Securities available for sale	1,712	310	(15)
Increase in cash surrender value of life insurance	63	-	-
Loss on disposition of borrowings	(1,407)	-	-
Loan servicing income, net	107	60	81
Total non-interest income	3,492	2,461	1,787
Non-interest expense:			
Compensation and employee benefits	11,915	9,472	8,004
Occupancy	1,463	1,270	1,087
Furniture and equipment	1,025	894	670
Federal insurance premium	88	89	88
Amortization of intangible assets	104	138	276
Data processing	705	666	563
Advertising	560	567	404
Community enrichment	150	173	150
Deposit account services	822	789	675
Professional fees	456	650	576
Other expense	1,770	1,611	1,382
Total non-interest expense	19,058	16,319	13,875
Income before income taxes	11,099	8,285	125
Income tax expense (benefit)	3,610	2,734	(32)
Net Income	$ 7,489	$ 5,551	$ 157
Earnings per share:			
Basic	$ 0.75	$ 0.53	$ 0.01
Diluted	$ 0.71	$ 0.52	$ 0.01

See accompanying Notes to Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income

(Dollars in thousands, except per share data)	Common stock	Additional paid in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Common stock acquired by benefit plans	Total Equity
Balance - June 30, 2000	$ 51	$ 22,270	$ 43,291	$ (2,340)	$ (211)	$ (2,418)	$ 60,643
Net income	-	-	157	-	-	-	157
Other comprehensive income	-	-	-	2,311	-	-	2,311
ESOP shares committed to be released	-	18	-	-	-	119	137
Amortization of RRP shares	-	(23)	-	-	-	186	163
Treasury stock acquired (206,500 shares at cost)	-	-	-	-	(2,140)	-	(2,140)
Cash dividends paid - ($0.19 per share)	-	-	(914)	-	-	-	(914)
Balance - June 30, 2001	51	22,265	42,534	(29)	(2,351)	(2,113)	60,357
Net income	-	-	5,551	-	-	-	5,551
Other comprehensive income	-	-	-	1,910	-	-	1,910
Issuance of 6,414,125 ($.01 par shares of common stock)	64	64,077	-	-	-	-	64,141
Exchange of common stock due to reorganization	(2)	3	-	-	-	-	1
Payment of Deferred Acquisition Costs	-	(1,788)	-	-	-	-	(1,788)
Common stock (513,130 shares) acquired by ESOP	-	-	-	-	-	(5,131)	(5,131)
MHC Capital Consolidation	-	97	-	-	-	-	97
Exercise of Stock Options	-	6	-	-	-	-	6
ESOP shares committed to be released	-	133	-	-	-	205	338
Amortization of RRP shares	-	(24)	-	-	-	185	161
Treasury stock acquired (195,000 shares at cost)	-	-	-	-	104	-	104
Treasury stock retired	-	(2,247)	-	-	2,247	-	-
Cash dividends paid - ($0.24 per share)	-	-	(1,378)	-	-	-	(1,378)
Balance - June 30, 2002	113	82,522	46,707	1,881	-	(6,854)	124,369
Net income	-	-	7,489	-	-	-	7,489
Other comprehensive loss	-	-	-	(26)	-	-	(26)
Exercise of Stock Options	1	335	-	-	-	-	336
ESOP shares committed to be released	-	361	-	-	-	461	822
Common stock (256,565 shares) acquired by RRP	-	-	-	-	-	(3,194)	(3,194)
Amortization of RRP shares	-	(13)	-	-	-	513	500
Treasury stock acquired (656,700 shares at cost)	-	-	-	-	(10,356)	-	(10,356)
Tax benefit	-	337	-	-	-	-	337
Cash dividends paid - ($0.30 per share)	-	-	(3,147)	-	-	-	(3,147)
Balance - June 30, 2003	$ 114	$ 83,542	$ 51,049	$ 1,855	$ (10,356)	$ (9,074)	$117,130

	For the year ended June 30, 2003	2002	2001
Net unrealized (losses) gains on securities available for sale arising during the period	$(1,738)	$2,220	$2,326
Less: reclassifications adjustment for gains (losses) included in net income	1,712	310	(15)
Other comprehensive (loss) income	(26)	1,910	2,311
Net income	7,489	5,551	157
Comprehensive income	$7,463	$7,461	$2,468

See accompanying Notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)	For the year ended June 30, 2003	2002	2001
Net cash flows from operating activities:			
Net income	$ 7,489	$ 5,551	$ 157
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	959	883	722
Amortization of premium and accretion of discount, net	1,173	228	(283)
Amortization of intangible assets	104	138	277
Provision for loan losses	1,034	1,212	7,856
Gain on sale of loans available for sale	(1,194)	(519)	(381)
Gain (loss) on sale of securities available for sale	(1,712)	(310)	15
Increase (decrease) in deferred loan fees	331	71	(109)
Decrease (increase) in accrued income receivable	618	(471)	(872)
Increase (decrease) in other assets	(5,548)	1,495	(2,371)
Increase (decrease) in accrued interest payable	65	(278)	(328)
Increase (decrease) in other liabilities	1,569	537	(56)
Expense of ESOP and RRP	1,324	501	300
Modifications of Debt Expense	1,407	-	-
Originations and purchases of loans available for sale	(77,339)	(76,188)	(59,477)
Proceeds from sale of loans available for sale	74,814	77,777	92,967
Net cash provided by operating activities	5,094	10,627	38,417
Cash flows from investing activities:			
Net decrease (increase) in loans	28,913	9,061	(37,152)
Purchase of securities available for sale	(267,981)	(247,796)	(112,926)
Purchase of securities held to maturity	(3,961)	-	-
Proceeds from sales, calls and maturities of securities available for sale	153,163	83,947	42,705
Proceeds from sales, calls and maturities of securities held to maturity	600	-	-
Principal repayments of securities available for sale	78,130	28,655	14,374
Proceeds from sale of other real estate owned	85	157	147
Purchase of property and equipment	(808)	(1,210)	(678)
Net cash used in investing activities	$ (11,859)	$ (127,186)	$ (93,530)

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows - Continued

(Dollars in thousands, except per share data)	For the year ended June 30, 2003	2002	2001
Cash flows from financing activities:			
Net increase in deposits	56,891	32,722	44,173
Net increase in advances with original maturity less than 90 days	5,000	-	3,000
Increase in FHLB advances with original maturity greater than 90 days	68,250	59,000	51,000
Repayment of FHLB advances with original maturity greater than 90 days	(39,924)	(21,061)	(31,632)
Net decrease in advance payments from borrowers for taxes	(701)	(274)	(846)
Dividends paid	(3,147)	(1,378)	(914)
Acquisition of stock for Recognition and Retention Plan	(3,194)	-	-
Stock subscription orders	-	80,404	-
Return of subscription orders	-	(21,393)	-
Repayment of stock subscription expenses	-	(1,788)	-
Purchase of treasury stock	(10,356)	104	(2,140)
Net cash provided by financing activities	72,819	126,336	62,641
Net increase in cash and cash equivalents	66,054	9,777	7,528
Cash and cash equivalents:			
Beginning of year	31,986	22,209	14,681
End of year	$ 98,040	$ 31,986	$ 22,209
Supplemental disclosures of cash and cash flow information			
Interest paid	$ 18,681	$ 21,741	$ 24,544
Income taxes paid	$ 2,454	$ 1,239	$ 2,275
Noncash items:			
Change in unrealized (loss) gain on securities available for sale (net of taxes of $16, $1,172, and ($1,423) in 2003, 2002 and 2001, respectively)	(26)	1,910	2,311
Loans transferred to other real estate owned	391	-	-

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

Description of Business

Willow Grove Bancorp, Inc. (the "Company") provides a full range of banking services through its wholly-owned subsidiary, Willow Grove Bank (the "Bank" or "Willow Grove") which has 14 branches in Dresher, Willow Grove, Maple Glen, Warminster (2), Hatboro, Huntington Valley, Roslyn, Philadelphia (3 – Somerton, Rhawnhurst and Bustleton), North Wales, Southampton and Holland, Pennsylvania. All of the branches are full-service and offer commercial and retail banking products and services. These products include checking accounts (interest and non-interest bearing), savings accounts, certificates of deposit, business loans, real estate loans, and home equity loans. The Company is subject to competition from other financial institutions and other companies that provide financial services. The Company is subject to the regulations of certain federal agencies and undergoes periodic examinations by those regulatory authorities.

On April 3, 2002 Willow Grove Bank completed its reorganization from the two-tier mutual holding company form of organization to the stock form of organization (the "April 2002 Reorganization"). The former Willow Grove Bancorp, Inc. was a federally chartered mid-tier mutual holding company with approximately 56.9% of its stock being held by Willow Grove Mutual Holding Company and the remaining 43.1% being held by public shareholders. As part of the April 2002 Reorganization, the former Willow Grove Bancorp, Inc., the federal corporation was merged into Willow Grove Bank and the current Willow Grove Bancorp Inc., a Pennsylvania corporation was incorporated by the Bank for the purpose of becoming the holding company for the Bank. Willow Grove Bancorp, Inc., the new Pennsylvania corporation through a public subscription offering sold 6,414,125 shares of stock at $10.00 per share and issued 4,869,375 to the stockholders of Willow Grove Bancorp, Inc., the former federal corporation which represented an exchange of 2.28019 shares of its stock for each share of the former company. Willow Grove Bank is now the wholly-owned subsidiary of Willow Grove Bancorp, Inc., the Pennsylvania corporation. All per share data and information prior to April 3, 2002 refers to the former Willow Grove Bancorp, Inc., the federal corporation and has been restated to reflect the effect of the increased shares resulting from the share issuance and exchange in the April 2002 Reorganization. The stock has traded under the symbol "WGBC" for both the former federal corporation and the current Pennsylvania corporation.

In September 2000, Willow Grove Investment Corporation ("WGIC"), a Delaware corporation was formed as a wholly owned subsidiary of the Bank to conduct the investment activities of the Bank. In May 2003, Willow Grove Insurance Agency, LLC (the "Agency"), a Pennsylvania limited liability company was formed by the Bank to conduct permitted fixed rate annuity transaction activities for the Bank.

Basis of Financial Statement Presentation

The Company has prepared its accompanying consolidated financial statements in accordance with generally accepted accounting principles ("GAAP") as applicable to the banking industry. Certain amounts in prior years are reclassified for comparability to current year's presentation. Such reclassifications, when applicable have no effect on net income. The consolidated financial statements include the balances of the Company and its wholly owned subsidiary. All material inter-company balances and transactions have been eliminated in consolidation.

In preparing the consolidated financial statements, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the statement of financial condition and revenue and expense for the period. Actual results could differ significantly from those estimates. Material estimates that are particularly susceptible to significant change in the near-term include the determination of the allowance for loan losses.

Risks and Uncertainties

In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or re-price at different speeds, or on a different basis from its interest-earning assets. The Company's primary credit risk is the risk of default on the Company's loan portfolio that results from the borrower's inability to make contractually required payments. The Company's lending activities are concentrated in Pennsylvania. The largest concentration of the Company's loan portfolio is located in eastern Pennsylvania. The ability of the Company's borrowers to repay amounts owed is dependent on several factors, including the economic conditions in the borrower's geographic region and the borrower's financial condition. Market risk reflects changes in the value of collateral underlying loans, the valuation of real estate held by the Company, the valuation of loans held for sale, securities available for sale and mortgage servicing assets. The Company is subject to certain regulations as further described herein and in note 12. Compliance with regulations causes the Company to incur significant costs. In addition, the possibility of future changes to such regulations presents the risk that future costs will be incurred which may impact the Company.

Cash and Cash Equivalents

For purposes of the statements of cash flows, cash and cash equivalents include cash and interest- bearing deposits with original maturities of three months or less.

The Company is required to maintain certain daily balances in accordance with Federal Reserve Bank requirements. The reserve balances maintained in accordance with such requirements at June 30, 2003 and 2002 were $7.9 million and $6.5 million, respectively. Such reserve requirements are satisfied through a combination of vault cash balances and sterile reserve deposits held at the Federal Home Loan Bank of Pittsburgh.

Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or market calculated on an aggregate basis, with any unrealized losses reflected in the statement of income. Loans transferred from loans held for sale to loans receivable are transferred at the lower of cost or market value at the date of transfer.

Securities

The Company divides its securities portfolio into two segments: (a) held to maturity and (b) available for sale. Securities in the held to maturity category are carried at cost, adjusted for amortization of premiums and accretion of discounts, using the level yield method, based on the Company's intent and ability to hold the securities until maturity. Marketable securities included in the available for sale category are carried at fair value, with unrealized gains or losses which are temporary in nature, net of taxes, reflected as an adjustment to equity. Unrealized losses which are other than temporary in nature are reflected in the statement of operations. The fair value of marketable securities for sale is determined from publicly quoted market prices. Securities available for sale which are not readily marketable, which include Federal Home Loan Bank of Pittsburgh stock, are carried at cost which approximates liquidation value. Premiums and discounts on securities are amortized/accreted using the interest method.

At the time of purchase, the Company makes a determination of whether or not it will hold the securities to maturity, based upon an evaluation of the probability of future events. Securities, which the Company believes may be involved in interest rate risk, liquidity, or other asset/liability decisions, which might reasonably result in such securities not being held to maturity, are classified as available for sale. If securities are sold, a gain or loss is determined by the specific identification method and is reflected in the operating results in the period the trade occurs.

Allowance for Loan Losses

The allowance for loan losses is maintained at a level we believe is adequate to cover known and inherent losses in the loan portfolio that are both probable and reasonable to estimate at each reporting date. Our determination of the adequacy of the allowance is based upon an evaluation of the portfolio, loss experience, current economic conditions, volume, growth, composition of the portfolio, and other relevant factors. With the expansion of our lending activities into commercial real estate, business and other consumer loans in recent years, we consider industry-wide loss experience in our process when we determine the adequacy of our allowance for loan losses. We believe that due to the changing mix of our loan portfolio and our relative lack of historical loss experience with these types of loans, considering loan loss data from other banking institutions with loan portfolios similar to ours and in a similar geographic setting will provide us with a more representative approach to evaluating the credit risks in our loan portfolio. During the year ended June 30, 2001, based upon a more detailed stratification of the loan portfolio, we modified the formulas we use to calculate the allowance on various loan types. In some cases, such as business lending and home equity lending where the combined LTV exceeds 80%, the percentage used to calculate the allowance was increased. In other cases, such as single-family first mortgage lending with LTVs below 60%, the percentage used was decreased. The overall effect of this modification did not materially impact the amount of the allowance for loan loss. During the fiscal year ended June 30, 2002 we modified the methodology for calculating the allowance for loan loss based upon the guidance provided by the SEC and the Federal Financial Institutions Examination

Council ("FFIEC"). We continue to use historical loss factors for each loan type and for loans that we consider higher risk for all but single-family mortgage loans and guaranteed consumer loans, we now add a component for factors that may not be included in the historical loss calculation. This component establishes a range for factors such as, but not limited to, delinquency trends, asset classification trends and current economic conditions. Management then assesses these conditions and establishes, to the best of its ability, the allowance for loan loss from within the range calculated, based upon the facts known at that time. At June 30, 2003, our allowance for loan loss was in the lower quartile of the range established by this methodology. The result of this change in methodology is to allocate the entire allowance for loan loss to specific loan types, whereas prior methodology had an unallocated component. The change in methodology does not imply that any portion of the allowance for loan loss is restricted, but the allowance for loan loss applies to the entire loan portfolio.

Mortgage Servicing Rights

The Company recognizes mortgage servicing rights as assets, regardless of how such assets were acquired. Impairment of mortgage servicing rights is assessed based upon a fair market valuation of those rights on a disaggregated basis. Impairment, if any, is recognized in the statement of income. There was no impairment in the mortgage servicing rights for the years ended June 30, 2003, 2002 and 2001 (see note 5).

Loans, Loan Origination Fees, and Uncollected Interest

Loans are recorded at cost, net of unearned discounts, deferred fees, and allowances. Discounts or premiums on purchased loans are amortized using the interest method over the remaining contractual life of the portfolio, adjusted for actual prepayments. Loan origination fees and certain direct origination costs are deferred and amortized over the contractual life of the related loans using the level yield method.

Interest receivable on loans is accrued to income as earned. Non-accrual loans are loans on which the accrual of interest has ceased because the collection of principal or interest payments is determined to be doubtful by management. It is the policy of the Company to discontinue the accrual of interest and reverse any accrued interest when principal or interest payments are delinquent more than 90 days (unless the loan principal and interest are determined by management to be fully secured and in the process of collection), or earlier if the financial condition of the borrower raises significant concern with regard to the ability of the borrower to service the debt in accordance with the terms of the loan. Interest income on such loans is not accrued until the financial condition and payment record of the borrower demonstrates the ability to service the debt.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation and amortization. The Company computes depreciation and amortization using the straight-line method over the estimated useful lives of the assets which range from three to 40 years. Significant renovations and additions are capitalized. Leasehold improvements are depreciated over the shorter of the useful lives of the assets or the related lease term. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

Intangible Assets

Intangible assets include a core deposit intangible and an unidentified intangible asset, which represents the excess cost over fair value of assets acquired over liabilities assumed in a branch acquisition which occurred in 1994. The core deposit intangible is being amortized to expense over a twelve-year life. The carrying amount of intangible assets at June 30, 2003 and 2002 is net of accumulated amortization of $3.1 million and $3.0 million, respectively.

Income Taxes

Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share

Earnings per share ("EPS") consists of two separate components, basic EPS and diluted EPS. Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding for each period presented, see Note 2 (Earnings Per Share). Diluted EPS is calculated by dividing net income by the weighted average number of common shares outstanding plus dilutive common stock equivalents ("CSEs"). CSEs consist of dilutive stock options granted through the Company's stock option plan and unvested common stock awards. Common stock equivalents which are considered antidilutive are not included for the purposes of this calculation. At June 30, 2003 there were no antidilutive shares.

Stock Options

The Company accounts for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by statement No. 123, "Accounting for Stock-Based Compensation". As such, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. Statement No. 123 requires entities which continue to apply the provisions of APB Opinion No. 25 to provide pro-forma earnings per share disclosures for stock option grants made in 1995 and subsequent years as if the fair value based method defined in Statement No. 123 had been applied, see Note 9 (Benefit Plans).

Recent Accounting Pronouncements

Acquisitions of Certain Financial Institutions

In October 2002, the FASB issued Statement No. 147, Acquisitions of Certain Financial Institutions, which amends SFAS No. 72, Accounting for Certain Acquisitions of Banking or Thrift Institutions, SFAS No.144, Accounting for the Impairment or Disposal of Long-Lived Assets, and FASB Interpretation No. 9. Except for transactions between two or more mutual enterprises, this Statement removes acquisitions of financial institutions from the scope of both Statement No. 72 and Interpretation 9 and requires that those transactions be accounted for in accordance with FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets. Thus, the requirement in paragraph 5 of Statement No. 72 to recognize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset no longer applies to acquisitions within the scope of this Statement. In addition, this Statement amends Statement No. 144 to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. Consequently, those intangible assets are subject to the same undiscounted cash flow recoverability test and impairment loss recognition and measurement provisions that Statement No. 144 requires for other long-lived assets that are held and used.

Effective September 30, 2002 the Company adopted Statement No. 147 with retroactive application effective June 30, 2001. With the adoption of Statement No. 147 an adjustment to fiscal 2002 statements is included to eliminate the accumulated amortization associated with the retroactive adjustment. The result of this adjustment was an increase in income, for an average of $23,000, net of taxes, for each quarter and $92,000, net of taxes, for fiscal year ended June 30, 2002. The Company continues to conduct periodic impairment assessment of its goodwill. At June 30, 2003 the Company determined that its goodwill of $848,000 was not impaired and, correspondingly, no adjustment to earnings was required.

Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (FASB Interpretation No. 45)

Requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of other certain obligations undertaken in issuing a guarantee. Effective for financial statements ending March 31, 2003 and thereafter. The provisions of this Statement had no expected impact on earnings, financial condition or stockholders' equity.

Consolidation of Variable Interest Entities- an interpretation of ARB No. 51 (FASB Interpretation No. 46)

Clarifies the application of ARB No. 51 and applies immediately to any variable interest entities created after January 31, 2003 and to variable interest entities in which an interest is obtained after that date. Applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Applies to nonpublic enterprises as of the end of the applicable annual period. Requires that an enterprise review its degree of involvement in a variable interest entity to determine of it is the primary beneficiary of that entity. The provisions of this Statement have no expected impact on earnings, financial condition or stockholders' equity.

Stock-Based Compensation

In December 2002, the FASB issued Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123." This statement amends FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The Statement also amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. This statement is effective for fiscal years ending after December 15, 2002. This Statement announces that "in the near future, the Board plans to consider whether it should propose changes to the U.S. standards on accounting for stock-based compensation." The provisions of this Statement have no expected impact on earnings, financial condition or stockholders' equity.

Amendments of Statement 133 on Derivative Instruments and Hedging Activities

In April 2003, the FASB issued SFAS No. 149, "Amendments of Statement 133 on Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including derivatives embedded in other contracts and hedging activities. This Statement amends Statement No. 133 for decisions made by the FASB as part of its Derivatives Implementation Group process. This Statement also amends Statement No. 133 to incorporate clarifications of the definition of a derivative. This Statement is effective for contracts entered into or modified and hedging relationships designated after June 30, 2003. The provisions of this Statement have no expected impact on earnings, financial condition or stockholders' equity.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Some of the provisions of this Statement are consistent with the current definition of liabilities in FASB Concepts Statement No. 6, Elements of Financial Statements. The remaining provisions of this Statement are consistent with the Board's proposal to revise that definition to encompass certain obligations that a reporting entity can or must settle by issuing its own equity shares, depending on the nature of the relationship established between the holder and the issuer. For nonpublic entities, mandatorily redeemable financial instruments are subject to the provisions of this Statement for the first fiscal period beginning after December 15, 2003. The provisions of this Statement have no expected impact on earnings, financial condition or stockholders' equity.

(2) Earnings Per Share

For the years ended June 30, 2003, 2002 and 2001 earnings per share, basic and diluted, were $0.75 and $0.71, $0.53 and $0.52, and $0.01 and $0.01, respectively.

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share calculations.

	Year Ended June 30,					
(Dollars in thousands, except share data)	2003		2002		2001	
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$ 7,489	$ 7,489	$ 5,551	$ 5,551	$ 157	$ 157
Dividends on unvested stock awards	(73)	(73)	(29)	(29)	(33)	(33)
Income available to common stockholders	$ 7,416	$ 7,416	$ 5,522	$ 5,522	$ 124	$ 124
Weighted average shares outstanding (1)	9,923,968	9,923,968	10,335,262	10,335,262	10,972,607	10,972,607
Effect of dilutive securities:						
Options (1)	-	237,157	-	159,100	-	63,585
Unvested stock awards (1)	-	301,067	-	109,187	-	159,741
Adjusted weighted average shares used in earnings per share calculation (1)	9,923,968	10,462,192	10,335,262	10,603,549	10,972,607	11,195,933
Earnings per share (1)	$ 0.75	$ 0.71	$ 0.53	$ 0.52	$ 0.01	$ 0.01

(1) Data prior to April 3, 2002 adjusted for a 2.28019 exchange ratio in connection with the April 3, 2002 Reorganization and subscription offering.

(3) Securities

Securities at June 30, 2003 and 2002 consisted of the following:

(Dollars in thousands)	June 30, 2003			
	Amortized cost	**Unrealized gains**	**Unrealized losses**	**Estimated fair value**
Held to maturity:				
Municipal bonds	$ 17,320	$ 675	$ -	$ 17,995
Available for sale:				
US government agency securities	76,980	1,225	-	78,205
Mortgage-backed securities				
FNMA	128,303	2,456	(69)	130,690
FHLMC	52,912	365	(1,236)	52,041
GNMA	14,969	318	-	15,287
FHLB stock	9,252	-	-	9,252
Equity securities	6,477	-	(67)	6,410
Total available for sale	288,893	4,364	(1,372)	291,885
Total securities	$ 306,213	$ 5,039	$ (1,372)	$ 309,880

(Dollars in thousands)	June 30, 2002			
	Amortized cost	**Unrealized gains**	**Unrealized losses**	**Estimated fair value**
Held to maturity:				
Municipal bonds	$13,973	$147	$(3)	$14,117
Available for sale:				
US government agency securities	75,692	1,013	(12)	76,693
Mortgage-backed securities				
FNMA	87,778	1,649	-	89,427
FHLMC	40,820	303	(360)	40,763
GNMA	37,847	495	(1)	38,341
FHLB stock	5,042	-	-	5,042
Equity securities	4,472	-	(51)	4,421
Total available for sale	251,651	3,460	(424)	254,687
Total securities	$265,624	$3,607	$(427)	$268,804

Proceeds from the sales of securities available for sale for the years ended June 30, 2003, 2002, and 2001 were $66.0 million, $23.6 million and $30.1 million, respectively. Gross gains of $1.8 million, $437,000 and $260,000 were realized in fiscal 2003, 2002 and 2001 respectively. There were no gross losses in fiscal 2003 compared to gross losses of $34,000 and $17,000 in fiscal 2002 and 2001, respectively. Additionally, we recognized losses of $48,000, $93,000 and $258,000 in fiscal 2003, 2002 and 2001, respectively, resulting from other than temporary declines in values of certain equity securities.

Accrued interest receivable on securities amounted to $1.6 million and $2.0 million at June 30, 2003 and 2002, respectively.

The amortized cost and estimated fair value of securities available for sale at June 30, 2003, by contractual maturity, are shown below.

	Securities by stated maturity				
(Dollars in thousands)	1 year or less	After 1 year but less than 5 years	After 5 years but less than 10 years	After 10 years or with no stated maturity	Total
US government agency securities	$ 3,070	$ 69,088	$ 6,047	$ -	$ 78,205
Mortgage-backed securities	-	19,497	11,554	166,967	198,018
Municipal bonds	-	271	2,771	14,953	17,995
Equity securities	-	-	-	15,662	15,662
Total securities at fair value	3,070	88,856	20,372	197,582	309,880
Total securities at amortized cost	$ 2,999	$ 87,411	$ 19,997	$ 195,806	$ 306,213

The Company must maintain ownership of specified amounts of stock as a member of the Federal Home Loan Bank of Pittsburgh ("FHLB"). The Company's ownership of FHLB stock was $9.3 million and $5.0 million as of June 30, 2003 and 2002, respectively.

For mortgage-backed securities, expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay the obligation with or without call or prepayment penalties. Of the Company's $78.2 million U.S. government agency securities, $52.5 million are callable within one year.

As described in note 10, certain securities available for sale are maintained to collateralize advances from the FHLB.

(4) Loans

Loans receivable as of June 30, 2003 and 2002 consisted of the following:

(Dollars in thousands)	June 30, 2003	June 30, 2002
Mortgage loans:		
Single-family	$131,821	$181,454
Multi-family & commercial real estate	155,892	134,294
Construction	36,191	29,306
Home equity	72,990	75,016
Total mortgage loan	396,894	420,070
Consumer loans	2,324	10,081
Commercial business loans	20,549	19,067
Total loans receivable	419,767	449,218
Allowance for loan losses	(5,312)	(4,626)
Deferred loan fees	(656)	(737)
Loans receivable, net	$413,799	$443,855

Included in loans receivable are loans on non-accrual status in the amounts of $1.7 million, $4.0 million and $3.6 million at June 30, 2003, 2002 and 2001, respectively. Interest income that would have been recognized on such non-accrual loans during the years ended June 30, 2003, 2002 and 2001, had they been current in accordance with their original terms was $127,000, $257,000, and $695,000, respectively.

As of June 30, 2003, 2002 and 2001, the Company had impaired loans with a total recorded investment of $1.9 million, $3.4 million and $3.2 million, respectively, and an average recorded investment for the years ended June 30, 2003, 2002 and 2001 of $476,000, $1.8 million and $8.5 million, respectively. Cash of $124,000, $134,000 and $648,000 was collected on these impaired loans during the years ended June 30, 2003, 2002 and 2001, respectively. Interest income of $9,000, $80,000 and $366,000 was recognized on such loans during the years ended June 30, 2003, 2002 and 2001, respectively. As of June 30,

2003, 2002 and 2001, there were no recorded investments in impaired loans for which there was a related specific allowance for credit losses.

The following is a summary of the activity in the allowance for loan losses for the years ended June 30, 2003, 2002 and 2001:

	For the years ended June 30,		
(Dollars in thousands)	2003	2002	2001
Balance, beginning of the period	$4,626	$4,313	$3,905
Provisions for loan losses	1,034	1,212	7,856
Charge-offs	(391)	(954)	(7,449)
Recoveries	43	55	1
Balance, end of the period	$5,312	$4,626	$4,313

(5) Mortgage Servicing Activity

A summary of mortgage servicing rights activity follows:

	For the years ended June 30,		
(Dollars in thousands)	2003	2002	2001
Balance, beginning of the period	$221	$340	$127
Originated servicing rights	179	-	350
Amortization	(180)	(119)	(137)
Balance, end of the period	$220	$221	$340

At June 30, 2003, 2002 and 2001, the Company serviced loans for others of $68.1 million, $58.3 million, and $91.5 million, respectively. Loans serviced by others for the Company as of June 30, 2003, 2002 and 2001 were $29.4 million, $28.9 million, and $6.9 million, respectively.

(6) Deposits

Deposit balances by type consisted of the following at June 30, 2003, and 2002:

	June 30, 2003		June 30, 2002	
(Dollars in thousands)	Amount	Percent of total	Amount	Percent of total
Savings accounts (passbooks, statements, clubs)	$ 86,447	14.7%	$ 73,218	13.8%
Money market accounts	79,280	13.5	47,752	9.0
Certificates of deposit less than $100,000	242,820	41.4	248,873	47.0
Certificates of deposit greater than $100,000 (1)	56,974	9.7	56,934	10.7
Interest-bearing checking accounts	51,541	8.8	40,045	7.6
Non-interest-bearing checking accounts	69,581	11.9	62,930	11.9
Total	$586,643	100.0%	$529,752	100.0%

(1) Deposit balances in excess of $100,000 are not federally insured.

While certificates of deposit are frequently renewed at maturity rather than paid out, a summary of certificates of deposit by contractual maturity and rate at June 30, 2003 is as follows:

	Maturity Date				
Interest rate *(Dollars in thousands)*	**Six months or less**	**Over six months through one year**	**Over one year through two years**	**Over two years through three years**	**Over three years**
0.00% - 2.99%	$ 92,502	$49,925	$32,814	$ 4,011	$ 2,690
3.00% - 3.99%	8,532	10,206	21,224	3,989	12,946
4.00% - 4.99%	10,578	7,762	15,015	3,602	6,437
5.00% - 6.99%	11,836	3,703	863	558	141
7.00% and over	460	-	-	-	-
Total	$123,908	$71,596	$69,916	$12,160	$22,214

Year ending	*(Dollars in thousands)*
June 30, 2004	$ 195,504
June 30, 2005	69,916
June 30, 2006	12,160
June 30, 2007	13,436
June 30, 2008	3,208
Thereafter	5,570
	$ 299,794

Interest expense on deposits for the years ended June 30, 2003, 2002 and 2001 consisted of the following:

	For the years ended June 30,		
(Dollars in thousands)	**2003**	**2002**	**2001**
Savings accounts	$ 923	$ 1,175	$ 1,102
Checking accounts	1,317	1,346	1,464
Certificates of deposit	10,569	14,810	17,806
Total	$12,809	$17,331	$20,372

(7) Property and Equipment

Amounts charged to operating expense for depreciation for the years ended June 30, 2003, 2002 and 2001 amounted to $959,000, $883,000 and $723,000, respectively.

		For the years ended June 30,	
(Dollars in thousands)	**Depreciable life**	**2003**	**2002**
Land		$1,424	$1,423
Buildings	15 to 40 years	5,822	5,513
Furniture, fixtures and equipment	3 to 7 years	5,576	5,078
Total		12,822	12,014
Accumulated depreciation		(6,458)	(5,499)
Property and equipment, net		$6,364	$6,515

(8) Income Taxes

The Small Business Job Protection Act of 1996, enacted on August 20, 1996, provides for the repeal of the tax bad debt deduction computed under the percentage of taxable income method. Upon repeal, the Company is required to recapture into income, over a six-year period, the portion of its tax bad debt reserves that exceeds its base year reserves (i.e., tax reserves for tax years beginning before 1988). The base year tax reserves, which may be subject to recapture if the Company ceases to qualify as a bank for federal income tax purposes, are restricted with respect to certain distributions. The Company's total tax bad debt reserves at June 30, 2003 are approximately $6.6 million, of which $6.2 million represents the base year amount and $400,000 is subject to recapture. The Company has previously recorded a deferred tax liability for the amount to be recaptured; therefore, this recapture does not impact the statement of income.

Income tax expense (benefit) for the years ended June 30, 2003, 2002 and 2001 consisted of the following:

(Dollars in thousands)		Current	Deferred	Total
For the year ended June 30, 2003	Federal	$ 3,925	$ (417)	$ 3,508
	State	102	-	102
	Total	$ 4,027	$ (417)	$ 3,610
For the year ended June 30, 2002	Federal	$ 2,988	$ (304)	$ 2,684
	State	6	-	6
	Total	$ 2,994	$ (304)	$ 2,690
For the year ended June 30, 2001	Federal	$ 203	$ (244)	$ (41)
	State	9	-	9
	Total	$ 212	$ (244)	$ (32)

The expense (benefit) for income taxes differed from that computed at the statutory federal corporate rate for the years ended June 30, 2003, 2002 and 2001 as follows:

	For the year ended June 30,					
	2003		2002		2001	
(Dollars in thousands)	Amount	Percent of pretax income	Amount	Percent of pretax income	Amount	Percent of pretax income
At statutory rate	$ 3,774	34.0%	$ 2,771	34.0%	$ 42	34.0%
State tax, net of federal tax benefit	67	0.6	4	-	6	5.0
Low income housing credit	(29)	(0.3)	(29)	-	(29)	(23.0)
Tax-exempt interest	(232)	(2.1)	(100)	(1.0)	(34)	(28.0)
Meals and entertainment	8	0.1	6	-	10	9.0
BOLI	(22)	(0.2)	-	-	-	-
Dividends on ESOP shares	(83)	(0.8)	-	-	(21)	(18.0)
Non-deductible expenses	1	0.0	1	-	-	-
ESOP compensation expense	71	0.6	41	-	-	-
Other	55	0.5	(4)	-	(6)	(5.0)
Income tax per statement of income	$ 3,610	32.5%	$ 2,690	33.0%	$ (32)	(26.0)%

Significant deferred tax assets and liabilities of the Company as of June 30, 2003 and 2002 are as follows:

(Dollars in thousands)	June 30, 2003	June 30, 2002
Impairment reserves	$ 113	$ 97
Deferred loan fees	171	250
Retirement plan reserves	452	398
Employee benefits	427	255
Intangible asset amortization	223	330
Capital loss carryover	-	-
Charitable contributions	-	-
Uncollected interest	53	50
Book bad debt reserves	1,806	1,573
Unrealized loss on available for sale securities	-	-
Other, net	16	16
Gross deferred tax assets	3,261	2,969
Tax bad debt reserves	-	-
Tax bad debt reserves in excess of base year	(138)	(275)
Prepaid expenses	(15)	(15)
Originated mortgage servicing rights	(75)	(75)
Investment in Joint Venture	(1)	-
Gain on transfer of AFS securities	(5)	-
Unrealized gain on available for sale securities	(1,158)	(1,124)
Depreciation	(121)	(69)
Gross deferred tax liabilities	(1,513)	(1,558)
Net tax deferred asset	$ 1,748	$ 1,411

During the year ended June 30, 2003. the Company recorded deferred tax liabilities of $44,000 related to the adoption of FAS 147. The realizability of deferred tax assets is dependent upon a variety of factors, including the generation of future taxable income, the existence of taxes paid and recoverable, the reversal of deferred tax liabilities and tax planning strategies. Based upon these and other factors, management believes it is more likely than not that the Company will realize the benefits of these deferred tax assets.

(9) Benefit Plans

The Company has a money purchase pension plan to which the Company contributes for all eligible employees. During the first six months of the fiscal year ended June 30, 2003, this contribution was 7.50% of their base salary and during the second six months, this contribution was 5.0% of their base salary. The expense of such plan was $229,000, $301,000, and $269,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

The Company also has a 401(k) plan which covers all eligible employees and permits them to make certain contributions to the plan on a pretax basis. Employees are permitted to contribute up to 15% of salary to this plan. The Company matches fifty cents for every dollar contributed up to 10% of salary. The expense of such plan was $170,000, $158,000 and $134,000 for the years ended June 30, 2003, 2002 and 2001, respectively.

Effective June 30, 1998, the Company adopted non-qualified supplemental retirement plans for the Company's Board of Directors (the "Directors' Plan") and for the Company's president (the "President's Plan"). The Directors' Plan provides for fixed annual payments to qualified directors for a period of ten years from retirement. Benefits to be paid accrue at the rate of 20% per year on completion of six full years of service, with full benefit accrual at ten years of service. At the time these plans were adopted credit was given for past service. The President's Plan provides for payments for a period of ten years beginning at retirement based on a percentage of annual compensation not to exceed an established cap. Full benefits become accrued at age 68 with partial vesting prior thereto. Both plans provide for full payments in the event of a change in control of the Company. The costs of each of the Directors' Plan and President's Plan were $150,000 and $60,000, $120,000 and $60,000, and $60,000 and $60,000 for fiscal years ended 2003, 2002 and 2001, respectively. The Directors' Plan and President's Plan are intended to be, and are, unfunded.

ESOP

In December 23, 1998, the Company adopted an ESOP. The ESOP borrowed $1.8 million from the Company and used the funds to purchase 408,769 shares (179,270 shares pre-exchange) of the Company's common stock. The loan has an interest rate of 7.75% and has an amortization schedule of 15 years. The April 2002 Reorganization resulted in an additional ESOP loan of $5.1 million to purchase an additional 513,130 shares of the Company's common stock issued in the Reorganization. This loan has an interest rate of 4.75% and an amortization schedule of 15 years. Shares purchased are held in a suspense account for allocation among the participants as the loans are repaid. Contributions to the ESOP and shares released from the loan collateral will be in an amount proportional to repayment of the ESOP loans. Shares are allocated to participants based on compensation as described in the ESOP, in the year of allocation. At June 30, 2003, there were 127,162 ESOP shares allocated to participants, representing a fair value of $2.2 million, in addition, there were 30,730 shares committed to be released. The Company recorded compensation expense of $824,000, $338,000, and $138,000 for the ESOP for the years ended June 30, 2003, 2002 and 2001, respectively.

RRP

Pursuant to the 1999 Recognition and Retention Plan and Trust Agreement (the "1999 RRP"), the Company acquired 204,384 shares (89,635 shares pre-exchange) at a cost of $929,000. Pursuant to the terms of the agreement, all 204,384 shares have been awarded to directors and management from the 1999 RRP Trust. As of June 30, 2003, 109,803 granted shares were vested pursuant to the terms of the 1999 Plan. In fiscal 2003, the Company adopted the 2002 Recognition and Retention Plan and Trust Agreement (the "2002 RRP"), and acquired 256,565 shares at a cost of $2.2 million. Pursuant to the terms of the 2002 RRP 222,468 shares have been awarded to directors and management, none of which were vested at June 30, 2003.

At June 30, 2003, the deferred cost of unearned 1999 and 2002 RRP shares totaled $513,000 and is recorded as a charge against stockholders' equity. Compensation expense on 1999 and 2002 RRP shares granted is recognized ratably over the five year vesting period in an amount which totals the market price of the Company's stock at the date of grant. The Company recorded compensation expense of $500,000, $162,000 and $162,000 related to both these plans for the years ended June 30, 2003, 2002 and 2001, respectively.

Stock Option Plan

The stockholders of the Company approved a stock option plan in fiscal 2000 (the "1999 Plan") for officers, directors and certain employees of the Company and its subsidiaries. Pursuant to the terms of the 1999 Plan, the number of common shares reserved for issuance is 510,963 (224,087 shares pre-exchange) of which 11,400 options remain unawarded. Additionally the stockholders of the Company approved a stock option plan in fiscal 2003 (the "2002 Plan") for officers, directors and certain employees of the Company and its subsidiaries. Pursuant to the terms of the 2002 Plan, the number of common shares reserved for issuance is 641,412 of which 93,992 remain unawarded at June 30, 2003. All options were granted with an exercise price equal to fair market value at the date of grant and expire in 10 years from the date of grant. All stock options granted vest over a five year period commencing on the first anniversary of the date of grant.

A summary of the status of the 1999 and 2002 Plans as of June 30, 2003 and changes during the year is presented below:

	Year ended June 30, 2003		Year ended June 30, 2002	
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at beginning of year	470,695	$5.56	327,663	$3.97
Granted	547,420	12.87	172,572	8.33
Exercised	(78,647)	4.27	(27,818)	3.97
Forfeited	(3,762)	6.74	(1,722)	3.97
Outstanding at end of year	935,706	$9.94	470,695	$5.56
Exercisable at end of year	123,800	$4.98	119,660	$3.97

SFAS No 123, "Accounting for Stock-based Compensation" encourages, but does not require, the adoption of fair-value accounting for stock-based compensation to employees. The Company, as permitted, has elected not to adopt the fair value accounting provisions of SFAS 123, and has instead continued to apply APB Opinion 25 and related interpretations in accounting for the 1999 and 2002 Plans and to provide the required proforma disclosures for SFAS No. 123. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	For the year ended June 30,		
(Dollars in thousands, except per share data)	**2003**	**2002**	**2001**
Net income			
As reported	$ 7,489	$ 5,551	$ 157
Pro-forma	7,276	5,443	62
Basic earnings per share			
As reported	$ 0.75	$ 0.53	$ 0.01
Pro-forma	$ 0.73	$ 0.52	$ 0.01
Diluted earnings per share			
As reported	$ 0.71	$ 0.52	$ 0.01
Pro-forma	$ 0.69	$ 0.51	$ 0.01
Dividend yield	2.67%	2.75%	n/a
Volatility	21.70%	27.74%	n/a
Expected term	7.50 years	7.50 years	n/a
Risk-free interest rate	3.88%	4.41%	n/a

The following table summarizes all stock options outstanding for the 1999 and 2002 Plans as of June 30, 2003, segmented by range of exercise prices:

Total outstanding options at June 30, 2003	
Range of exercisable prices	$3.97 to $15.88
Number outstanding	935,706
Weighted average remaining contractual life	8.52 years
Weighted average exercise price	$9.94
Exercisable options at June 30, 2003	
Number outstanding	123,800
Weighted average exercise price	$4.98

(10) Federal Home Loan Bank Advances

Under terms of its collateral agreement with the FHLB, the Company maintains otherwise unencumbered qualifying assets (principally qualifying 1-4 family residential mortgage loans and U.S. government agency, and mortgage-backed securities) in the amount of at least as much as its advances from the FHLB. The Company's FHLB stock is also pledged to secure these advances.

At June 30, 2003, such advances have contractual maturities as follows:

(dollars in thousands)	Amount outstanding	Weighted average rate
Due by:		
June 30, 2004	$ 18,706	1.67%
June 30, 2005	13,403	3.32
June 30, 2006	8,820	3.65
June 30, 2007	24,123	4.26
June 30, 2008	5,005	3.68
Thereafter	62,500	4.47
Total	$132,557	3.84%

At June 30, 2003, $70.5 million of the above advances were callable at the direction of the FHLB within certain parameters, of which $56.5 million could be called within one year.

(11) Commitments and Contingencies

At June 30, 2003 and 2002, the Company was committed to fund loans as follows:

	June 30,	
(Dollars in thousands)	2003	2002
Loans with fixed interest rates	$ 16,936	$ 11,090
Loans with variable interest rates	12,072	29,082
Total commitments to fund loans	$ 29,008	$ 40,172

Financial Instruments With Off-Balance Sheet Risk

In the normal course of business, the Company is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. At June 30, 2003 the Company is committed to the funding of first mortgage loans of approximately $17.4 million, construction loans of approximately $7.6 million, commercial business loans of approximately $3.0 million, and commercial real estate loans of $ 1.0 million.

The Company uses the same credit policies in extending commitments as it does for on-balance sheet instruments. The Company attempts to control its exposure to loss from these agreements through credit approval processes and monitoring procedures. Commitments to extend credit are generally issued for one year or less and may require payment of a fee. The total commitment amounts do not necessarily represent future cash disbursements, as many of the commitments expire without being drawn upon. The Company may require collateral in extending commitments, which may include cash, accounts receivable, securities, real or personal property, or other assets. For those commitments which require collateral, the value of the collateral generally equals or exceeds the amount of the commitment.

Concentration of Credit Risk

The Company offers residential and construction real estate loans as well as commercial and consumer loans. The Company's lending activities are concentrated in Pennsylvania. The largest concentration of the Company's loan portfolio is located in eastern Pennsylvania. The ability of the Company's borrowers to repay amounts owed is dependent on several factors, including the economic conditions in the borrower's geographic region and the borrower's financial condition.

Legal Proceedings

Brenda DiCicco v. Willow Grove Bank, (United States District Court, Eastern District of Pennsylvania). On October 11, 2002, a lawsuit was filed against Willow Grove Bank by Ms. DiCicco in her individual capacity as president and sole shareholder of ATS Products Corp. ("ATS") alleging eight causes of action related to a line of credit between the Bank and ATS. The complaint has since been amended to add Mr. Marcell and one present and one former employee of the Bank as defendants. The causes of action are: breach of contract, breach of oral contract, fraud, negligent misrepresentation, breach of fiduciary duty, unjust enrichment, conversion and negligence. The plaintiff seeks a multi-million dollar recovery for compensatory damages, punitive damages, attorney fees and costs. ATS previously filed suit against the Bank in the U.S. Bankruptcy Court averring similar causes of action. The Bank is vigorously defending the claims made by the plaintiff in both suits and believes that those claims are without merit.

Irvine Construction Co. v. Sklaroff, et al., (Court of Common Pleas of Montgomery County, Pennsylvania). On September 5, 2003, a lawsuit was filed against Willow Grove Bank and eight additional defendants by Irvine Construction Co., Inc., alleging thirteen causes of action related to an agreement for the construction of an office building. Eleven of such causes of action include the Bank as a defendant and are: breach of contract (two counts), unjust enrichment/equitable restitution (in the alternative), fraud, civil conspiracy (two counts), fraudulent transfer and aiding and abetting fraudulent transfers, constructive trust, abuse of process, and tortious interference with existing contractual relations (two counts). Four counts against the Bank seek damages in excess of $1.0 million, five counts seek damages in excess of $50,000, punitive damages and other relief, and two counts seek constructive relief. The Bank anticipates that it will vigorously defend the claims made by the plaintiff and believes that those claims are without merit .

Other than the above referenced litigation, the Company is involved in various legal proceedings occurring in the ordinary course of business. Management of the Company, based on discussions with litigation counsel, believes that such proceedings will not have a material adverse effect on the financial condition or operations of the Company. There can be no assurance that any of the outstanding legal proceedings to which the Company is a party will not be decided adversely to the Company's interests and have a material adverse effect on the financial condition and operations of the Company.

Other Commitments

In connection with the operation of fourteen of its banking offices and an operations center, the Company leases certain office space. The leases are classified as operating leases, with rent expense of $692,000, $577,000 and $485,000 for the years ended June 30, 2003, 2002 and 2001, respectively. Minimum payments over the remainder of the lease are summarized as follows:

(Dollars in thousands)	**Minimum lease payments**
Year ended:	
June 30, 2004	$ 634
June 30, 2005	549
June 30, 2006	529
June 30, 2007	499
Thereafter	449
Total	$ 2,660

(12) Regulatory Matters

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under accounting practices. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain certain minimum amounts and ratios (set forth in the table below). Management believes that the Bank meets, as of June 30, 2003, all capital adequacy requirements to which it is subject.

As of June 30, 2003 the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Bank's actual capital amounts and ratios are presented in the following table.

	Actual captial		Required for capital adequacy purposes		Required to be capitalized under prompt corrective action provision	
(Dollars in thousands)	**Amount**	**Rate**	**Amount**	**Rate**	**Amount**	**Rate**
As of June 30, 2003:						
Tangible capital	$85,732		$12,685		$16,914	
to tangible assets		10.2%		1.5%		2.0%
Core capital	85,732		33,712		42,284	
to adjusted tangible assets		10.2		4.0		5.0
Tier 1 capital	85,732		N/A		26,234	
to risk-weighted assets		19.6		N/A		6.0
Risk-based capital	91,044		34,978		43,723	
to risk-weighted assets		20.8		8.0		10.0
As of June 30, 2002:						
Tangible capital	$82,668		$11,393		$15,191	
to tangible assets		10.9%		1.5%		2.0%
Core capital	82,668		30,267		37,834	
to adjusted tangible assets		10.9		4.0		5.0
Tier 1 capital	82,668		N/A		24,311	
to risk-weighted assets		20.4		N/A		6.0
Risk-based capital	87,293		32,414		40,518	
to risk-weighted assets		21.5		8.0		10.0

The Bank is not under any agreement with the regulatory authorities nor is it aware of any current recommendations by the regulatory authorities which, if they were to be implemented, would have a material effect on liquidity, capital resources, or operations of the Bank.

(13) Fair Value of Financial Instruments

The Company's methods for determining the fair value of its financial instruments as well as significant assumptions and limitations are set forth below.

Limitations

Estimates of fair value are made at a specific point in time, based upon, where available, relevant market prices and information about the financial instrument. Such estimates do not include any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. For a substantial portion of the Company's financial instruments, no quoted market exists. Therefore, estimates of fair value are necessarily based on a number of significant assumptions (many of which involve events outside the control of management). Such assumptions include assessments of current economic condition, perceived risks associated with these financial instruments and their counterparties, future expected loss experience, and other factors. Given the uncertainties surrounding these assumptions, the reported fair values represent estimates only and, therefore, cannot be compared to the historical accounting model. Use of different assumptions or methodologies is likely to result in significantly different fair value estimates.

The estimated fair values presented neither include nor give effect to the values associated with the Company's banking or other businesses, existing customer relationships, branch banking network, property, equipment, goodwill, or certain tax implications related to the realization of unrealized gains or losses. The fair value of non-interest-bearing demand deposits, savings and NOW accounts, and money market deposit accounts is equal to the carrying amount because these deposits have no stated maturity. This approach to estimating fair value excludes the significant benefit that results from the low-cost funding provided by such deposit liabilities, as compared to alternative sources of funding. As a consequence, this presentation may distort the actual fair value of a banking organization that is a going concern.

The following methods and assumptions were used to estimate the fair value of each major classification of financial instruments at June 30, 2003 and 2002:

Cash and Cash Equivalents, Accrued Interest Receivable, Deposits with No Stated Maturity, and Accrued Interest Payable

These financial instruments have carrying values that approximate fair value.

Securities Available for Sale

Current quoted market prices were used to determine fair value.

Loans

Fair values were estimated for portfolios of loans with similar financial characteristics. Loans were segregated by type and each loan category was further segmented by fixed and adjustable-rate interest terms. The estimated fair value of the segregated portfolios was calculated by discounting cash flows based on estimated maturity and prepayment speeds using estimated market discounted rates that reflected credit and interest risk inherent in the loans. The estimate of the maturities and prepayment speeds was based on the Company's historical experience. Cash flows were discounted using market rates adjusted for portfolio differences.

Loans Available for Sale

The fair value of mortgage loans originated and intended for sale in the secondary market is based on contractual cash flows using current market rates, calculated on an aggregate basis.

Certificates of Deposit

Fair value was estimated by discounting the contractual cash flows using current market rates offered in the Company's market area for deposits with comparable terms and maturities.

FHLB Advances

Fair value was estimated using discounted cash flow analysis based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

Commitments to Extend Credit

The majority of the Company's commitments to extend credit carry current interest rates if converted to loans. Because commitments to extend credit are generally unassignable by either the Company or the borrower, they only have value to the Company and the borrower. The estimated fair value approximates the recorded deferred fee amounts.

The carrying amounts and estimated fair values of the Company's financial instruments, including off-balance sheet financial instruments, were at June 30, 2003 and 2002:

(Dollars in thousands)	June 30, 2003		June 30, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	$ 98,040	$ 98,040	$ 31,986	$ 31,986
Securities available for sale	291,885	291,885	254,687	254,687
Securities held to maturity	17,320	17,995	13,973	14,117
Loans available for sale	5,293	5,293	1,574	1,574
Loans, net	413,799	434,508	443,855	450,273
Accrued interest receivable	3,520	3,520	4,138	4,138
Liabilities:				
Deposits with no stated maturities	286,849	286,849	223,945	223,945
Certificates of deposits	299,794	306,152	305,807	309,999
FHLB Advances	132,557	127,822	97,824	94,686
Accrued interest payable	933	933	868	868
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Off balance sheet financial instruments:				
Commitments to extend credit	$ (1,645)	$ (483)	$ 40,172	$ 28,974

(14) Comprehensive Income (Loss)

The tax effects allocated to each component of "Other comprehensive income" are as follows:

(Dollars in thousands)	Year ended June 30, 2003		
	Before tax Amount	Tax Effect	After tax Amount
Unrealized (losses) gains on securities available for sale:			
Unrealized holding (losses) gains during the period	$(1,754)	$ 667	$(1,087)
Reclassification adjustment for gains (losses) included in net income	1,712	(651)	1,061
Total other comprehensive loss	$ (42)	$ 16	$ (26)

(Dollars in thousands)	Year ended June 30, 2002		
	Before tax Amount	Tax Effect	After tax Amount
Unrealized gains (losses) on securities available for sale:			
Unrealized holding gains (losses) during the period	$2,722	$(1,007)	$1,715
Reclassification adjustment for gains (losses) included in net income	310	(115)	195
Total other comprehensive income	$3,032	$(1,122)	$1,910

(Dollars in thousands)	Year ended June 30, 2001		
	Before tax Amount	Tax Effect	After tax Amount
Unrealized gains (losses) on securities available for sale:			
Unrealized holding gains (losses) during the period	$3,682	$(1,362)	$2,320
Reclassification adjustment for (losses) gains included in net income	(15)	6	(9)
Total other comprehensive income	$3,667	$(1,356)	$2,311

(15) Dividend Policy

The Company's ability to pay dividends is dependent, in part, upon its ability to obtain dividends from the Bank. The future dividend policy of the Company is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, financial conditions, cash needs, and general business conditions. Holders of common stock will be entitled to receive dividends as and when declared by the Board of Directors of the Company out of funds legally available for that purpose. Such payment, however, will be subject to the regulatory restrictions set forth by the OTS. In addition, OTS regulations provides that, as a general rule, a financial institution may not make a capital distribution if it would be undercapitalized after making the capital distribution.

(16) Parent Company Financial Information (Willow Grove Bancorp, Inc.)

Condensed Statement of Financial Condition

(Dollars in thousands)	At June 30, 2003	At June 30, 2002
Assets:		
Cash on deposit with subsidiary	$ 559	$ 501
Note receivable from subsidiary	27,793	38,015
Investment in subsidiary	88,609	85,646
Securities (amortized cost of $102 and $150, respectively)	101	126
Other assets	472	414
Total assets	$ 117,534	$ 124,702
Liabilities and stockholders' equity:		
Other liabilities	$ 404	$ 333
Total liabilities	404	333
Total stockholders' equity	117,130	124,369
Total liabilities and stockholders' equity	$ 117,534	$ 124,702

Condensed Statement of Income

	For the year ended June 30,		
(Dollars in thousands)	2003	2002	2001
Interest income:			
Interest income on note receivable	$1,543	$ 599	$ 573
Total interest income:	1,543	599	573
Non-interest income:			
Realized loss on equity securities	(48)	(107)	(258)
Total non-interest income	(48)	(107)	(258)
Equity in undistributed income of subsidiary	6,875	5,522	240
Total income	8,370	6,014	555
Expense:			
Professional fees	253	238	233
Stationery and printing	26	25	38
Other	306	187	187
Total expense	585	450	458
Income before taxes	7,785	5,564	97
Income tax expense (benefit)	296	13	(60)
Net income	$7,489	$5,551	$ 157

Condensed Statement of Cash Flows

	For the year ended June 30,		
(Dollars in thousands)	**2003**	**2002**	**2001**
Cash flow from operating activities:			
Net income:			
Less items not affecting cash flows	$ 7,489	$ 5,551	$ 157
Equity in undistributed income of subsidiary	(6,875)	(5,522)	(240)
Realized loss on securities available for sale	48	37	258
Decrease (increase) in other assets	270	257	(114)
(Decrease) increase in other liabilities	71	(22)	212
Net cash provided by operating activities	1,003	301	273
Cash flows from investing activities:			
Capital investment in subsidiary bank	-	(31,070)	-
Acqusition of securities from bank	-	-	(727)
Proceeds from sale of securities available for sale	-	175	37
Net repayment (issuance) of notes receivable	12,222	(30,344)	3,954
Net cash provided by investing activities	12,222	(61,239)	3,264
Cash flows from financing activities:			
Proceeds from stock issuance	336	62,141	-
Treasury stock issuances (purchases)	(10,356)	104	(2,140)
Dividends paid	(3,147)	(1,378)	(914)
Net cash from financing activities	(13,167)	60,867	(3,054)
Net (decrease) increase in cash and cash equivalents	58	(71)	483
Cash and cash equivalents at beginning of period	501	572	89
Cash and cash equivalents at end of period	$ 559	$ 501	$ 572

Office Locations

Bustleton

9869 Bustleton Avenue
Philadelphia, PA 19115

Dresher

701 Twining Road
Dresher, PA 19025

Hatboro

2 North York Road
Hatboro, PA 19040

Holland

Village Shires Shopping Center
Buck and East Village Roads
Holland, PA 18966

Huntingdon Valley

Huntingdon Valley Shopping Center
761 Huntingdon Pike
Huntingdon Valley, PA 19006

Maple Glen

Welsh and Norristown Roads
Maple Glen, PA 19002

North Wales

122 North Main Street
North Wales, PA 19454

Rhawnhurst

8200 Castor Avenue
Philadelphia, PA 19152

Roslyn Valley

Roslyn Valley Shopping Center
1331 Easton Road
Roslyn, PA 19001

Somerton

Lumar Shopping Center
11730 Bustleton Avenue
Philadelphia, PA 19116

Southampton

735 Davisville Road
Southampton, PA 18966

Warminster

Warminster Square Shopping Center
1555 West Street Road
Warminster, PA 18974

K-Mart Plaza
1141 Ivyland Road
Warminster, PA 18974

Willow Grove

9 Easton Road
Willow Grove, PA 19090

Executive Officers and Directors



(l to r) Robert K. Duffy, Esq., Frederick A. Marcell Jr., William W. Langan, Samuel H. Ramsey, III, A. Brent O'Brien, William B. Weihenmayer, Lewis W. Hull, Charles F. Kremp, 3rd, Rosemary C. Loring, Esq.,

Directors of Willow Grove Bancorp, Inc. and Willow Grove Bank

William W. Langan
Chairman
Retired President and Owner
Marmetal Industries, Inc.
Horsham, PA

Lewis W. Hull
Chairman and controlling Shareholder,
HullVac Pump Corporation
Warminster, PA

Charles F. Kremp, 3rd
Owner, Kremp Florist
Willow Grove, PA

Rosemary C. Loring, Esq.
President, Remedy Intelligent
Staffing, Franchise
Willow Grove, PA

Frederick A. Marcell Jr.
President and Chief Executive Officer,
Willow Grove Bank since July 1992

A. Brent O'Brien
Insurance Consultant, Former President
and Owner, Bean, Mason & Eyer
(insurance broker), Doylestown, PA

Samuel H. Ramsey, III
Owner, Samuel H. Ramsey, III,
Certified Public Accountants

William B. Weihenmayer
Real Estate Investor
Huntingdon Valley, PA



(l to r) Ammon J. Baus, Jerome P. Arrison, Joseph M. Matisoff, John T. Powers, Christopher E. Bell

Executive Officers and Directors

Frederick A. Marcell Jr.
President and Chief Executive Officer

Joseph M. Matisoff
Executive Vice President and
Chief Operating Officer

Christopher E. Bell
Senior Vice President and
Chief Financial Officer

John T. Powers
Senior Vice President and
Corporate Secretary

Jerome P. Arrison
Senior Vice President & Treasurer

Ammon J. Baus
Senior Vice President & Chief Lending Officer

designed by Egendorf Morrison • www.egendorfmorrison.com

Corporate Directory

Corporate Headquarters
Willow Grove Bancorp, Inc.
Welsh and Norristown Roads
Maple Glen, Pennsylvania 19002-8030
willowgrovebank.com

Annual Meeting
The annual meeting of the stockholders will be held on November 12, 2003 at 11:00 am:
The Fairway Room
North Hills Country Club
99 Station Avenue
North Hills, Pennsylvania

Independent Auditors
KPMG LLP
1601 Market Street
Philadelphia, Pennsylvania 19103-2499

Shareholder Inquiries
For information relating to the annual report on Form 10-K, press releases, reports filed with the SEC and the annual meeting of stockholders, call Frederick A. Marcell Jr. or Christopher E. Bell at 215-646-5405, or see our website: willowgrovebank.com

General Counsel
Duffy, North, Wilson, Thomas & Nicholson
104 North York Road
Hatboro, Pennsylvania 19040

Special Counsel
Elias, Matz,Tiernan & Herrick LLP
734 15th Street, N.W., 12th Floor
Washington, DC 20005

Transfer Agent and Registrar
For information relating to your stock holdings, stock transfer requirements, lost certificates, dividends, tax forms and related matters, contact:
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
800-368-5948

Common Stock
Willow Grove Bancorp, Inc.'s common stock is traded on The Nasdaq Stock Market (NASDAQ) under the symbol WGBC. Newspaper stock listings: WillowG or WillGrvBcp.

Market Makers
Brass Utility, LLC
Cantor Fitzgerald
CIBC World Markets Corp.
Cincinnati Stock Exchange
F. J. Morrissey & Co., Inc.
Friedman Billings Ramsey & Co.
Goldman, Sachs & Co.
Keefe, Bruyette & Woods, Inc.
Knight Securities L.P.
Merrill Lynch, Pierce, Fenner
Moors & Cabot, Inc.
Morgan Stanley & Co., Inc.
RBC Dain Rauscher Inc.
Ryan Beck & Co., Inc.
Sandler O'Neill & Partners
Schwab Capital Markets
Susquehanna Capital Group
Trident Securities Inc.

Willow Grove Bank

Growing with our neighbors since 1909